UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 18 August 2016
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields H1 2016 Results

Exceeding targets
JOHANNESBURG. 18 August 2016
Gold Fields Limited (NYSE & JSE: GFI) today announced normalised earnings of US$103 million for the six months to June 2016 compared with normalised earnings of US$8 million for the six months to June 2015.
An interim dividend of 50 SA cents per share (gross) is payable on 12 September 2016.
Statement by Nick Holland,
Chief Executive Officer of Gold Fields
It is pleasing to report our H1 2016 results
into a much more buoyant gold market
compared with the start of the year.
Following Brexit at the end of June, the gold
price has increased almost US$100/oz and
is approximately US$250/oz higher than our
planning price for 2016. While we welcome
the increase in the US$ gold price, we
remain focused on delivering on our strategic
objectives and have made good progress on
a number of these during H1 2016.
Materially higher earnings and
cash flow in H1 2016
Gold Fields had an operationally strong H1
2016, with attributable gold equivalent
production for the Group of 1,044koz (H1
2015: 1,036koz), at all-in sustaining costs
(AISC) of US$992/oz (H1 2015:
US$1,083/oz) and all-in costs (AIC) of
US$1,024/oz (H1 2015: US$1,108/oz).

In-line with the trading statement, published
on 19 July, headline earnings for H1 2016
was US$124m or US$0.16/share, compared
with US$5m or US$0.01/share reported for
H1 2015. Normalised earnings for the period
was US$103m or US$0.13/share compared
with US$8m or US$0.01/share reported for
H1 2015.

The increase in earnings was primarily
driven by an increase in the US$ gold price
(3% YoY) and good cost control which
resulted in lower net operating costs in local
currencies as well as the impact of
converting these costs at weaker exchange
rates. In H1 2016, the A$ was 5% weaker
YoY and the rand was 29% weaker YoY,
against the US$.
The Group generated net cash flow of US$60m
for H1 2016, compared with US$1m in H1
2015, mainly due to the higher profit reported
for the period and took into account US$22m
spent on further drilling at Salares Norte.
We have declared an interim dividend of
R0.50/share which is 12.5 times higher than
the 2015 interim dividend of R0.04/share.
South Deep outperforming
guidance
Production at South Deep increased by 87% to
4,356kg (140koz) from 2,332kg (75koz) in H1
2015 driven by increased volumes and grade.
AIC in H1 2016 decreased 19% YoY to
R622,453/kg (US$1,257/oz). Good progress
was made on a number of important activities:

·    Safety continues to be a priority at South
Deep, with no fatalities reported in H1 2016
and the TRIFR improving 5% YoY to 2.89
in H1 2016 from 3.03 in H1 2015.
·    Helped by the higher rand gold price and
favourable working capital movements, the
net cash outflow for the period was R50m
compared with an outflow of R728m in H1
2015. Within this half year number, it is
worth noting that the mine was cash
positive in the June 2016 quarter.
·    Development increased by 74% to 3,078
metres in H1 2016 from 1,773 metres in H1
2015.
·    Destress mining increased by 46% to
19,845 square metres for the six months
ended 30 June 2016 from 13,619 square
metres for the six months ended 30 June
2015.

SALIENT FEATURES
US$992
per ounce
All-in-sustaining costs
US$1,024
per ounce
All-in-costs
1,044
million ounces
of attributable gold
production
up 1% YoY
US$60 million
cash inflow
from operating activities*
Note: *Cash flow from operating activities less net
capital expenditure, environmental payments and
financing costs.

Gold Fields H1 2016 Results
·    The conversion from low profile to high profile destress mining yielded positive results. High profile destress mining contributed
53% to total destress mining for the period. Low profile destress mining was completed subsequent to quarter-end.
·    Longhole stoping volumes increased by 120% to 301kt in H1 2016 from 137kt in H1 2015.
·    Secondary support increased by 34% YoY in H1 2016 to 3,891 metres.
·    Backfill placed was 47% higher YoY for the six months to June
2016 at 198m
3
.
·    As part of the fleet renewal strategy, 17 category 1 units were commissioned during H1 2016, with an additional 11 units to be commissioned during the remainder of 2016. In the past 18
months, we have commissioned 51 new category 1 units out of a total of 114 category 1 units.
·    Most of the critical skill position identified at the start of 2015 have now been filled, with a limited number of specialist skill positions outstanding.
Australia
Gold production in the Australia region for H1 2016 was 2% lower YoY at 466koz due to lower production at all operations except Darlot, however all mines exceeded guidance. AIC for the region was only marginally higher in A$ terms at A$1,265/oz, but 6% lower YoY in US$
terms at US$928/oz due to the weakening of the A$ against the US$.
AIC includes exploration expenditure (see below). Net cash flow from the region for H1 2016 was US$121m.

During H1 2016, A$52m of the exploration budget was spent, with
347,456 metres drilled during the period. There have been encouraging results at all operations including: extensions at Wallaby laterally and at depth; prospective results from drilling at Northern Fleet on Lake
Carey at Granny Smith and Waroonga North at Agnew as well as extensions at Invincible and Invincible South and Retribution on the
Eastern Causeway at St Ives. Darlot continues to find resources to incrementally extend its life, while exploration to find the ‘game changer’ continues. We anticipate replacing ounces mined into reserves at year-end.
West Africa
Attributable gold production from the West Africa region was 7% lower
YoY in H1 2016 at 311koz, due to lower production at both Tarkwa and
Damang. However, AIC for the region decreased 9% YoY to
US$1,052/oz mainly as a result of lower net operating costs and lower capital expenditure, partially offset by lower gold sold. The region generated net cash flow of US$26m for the six months to June 2016.

As previously reported, the conclusion of a development agreement with the Government of Ghana was a key milestone during H1 2016 and provides the platform for targeting many years of sustainable production by Gold Fields in Ghana. The lower royalties will become effective in 2017.

We continue to evaluate a range of options for Damang, with additional work required following the conclusion of the Development Agreement.
We expect to make a decision and provide an update to the market before year-end.
South America
Attributable equivalent gold production at Cerro Corona decreased by
15% YoY to 128koz, mainly due to lower gold head grades, as a result of planned sequencing at the mine, and the lower copper price.
Consequently, AIC increased by 9% YoY to US$728 per equivalent ounce. Despite the lower production, the mine generated net cash flow of US$19m.
Approaching 1x net debt to EBITDA target
Net debt decreased to US$1,155m during H1 2016, from US$1,380m at end December 2015 following the bond buyback and subsequent equity raising undertaken in the period. The net debt to EBITDA ratio reduced to 1.05x at 30 June 2016, from 1.38x at end-December 2015 and positions the company well to meet its net debt to EBITDA target of 1.0x by year-end.

As previously reported in June, we have successfully refinanced our
US$1,440m credit facilities due in November 2017. The new facilities amount to US$1,290m, with the interest rates being very similar to the previous facilities. The refinancing extends the maturity of our debt, with the first maturity now only in June 2019 (previously November
2017).
Improved FY16 production guidance
As a result of the better than expected performance at South Deep, we have increased the FY16 production guidance for the mine to 9,000kg
(289koz) from 8,000kg (257koz). However, we have also increased the
AIC guidance for the year to R595,000/kg (US$1,310/oz) from
R575,000/kg (US$1,265/oz). The higher AIC relates to increased capital expenditure of R211m (US$15m) to R1,210m (US$86m) due to a change in strategy on housing (decision to build instead of rent) and the acquisition of additional new fleet. The remainder of the increase is due to higher working costs, which comprise higher bonuses due to higher gold production achieved relative to plan as well as the investment in additional resources in line with the strategy to sustainably improve all aspects of the operation.

For Tarkwa, we have increased the FY16 AIC guidance to US$980/oz from US$940/oz, mainly due to a US$38m increase in capital
expenditure to US$166m. The mine took advantage of the higher gold price and the benefits from the Development Agreement to increase capital stripping in order to increase flexibility for 2017 and beyond.

Based on the outperformance of the Australian operations relative to plan in H1 2016, we have increased the FY16 production guidance for the region to 925koz from 905koz.

Consequently, FY16 production guidance for the Group has been increased to 2.10 – 2.15koz, from 2.05 – 2.10koz. AISC and AIC guidance for the year remains unchanged at US$1,000 – 1,010/oz and
US$1,035 – 1,045/oz. Group capital expenditure has increased to
US$655m, from U$602m. The cost guidance is based on unchanged exchange rate assumptions: US$0.73 = A$1.00 and R14.14 =
US$1.00.
Stock data for the six months ended 30 June 2016
Number of shares in issue
NYSE – (GFI)
– at 30 June 2016
820,548,799
Range – Six months
US$3.50 – US$4.91
– average for the six months
799,322,449
Average Volume – Six months
6,542,144 shares/day
Free Float
100 per cent
JSE Limited – (GFI)
ADR Ratio
1:1
Range – Six months
ZAR43.50 – ZAR83.88
Bloomberg/Reuters
GFISJ/GFLJ.J
Average Volume – Six months
3,208,583 shares/day

Gold Fields H1 2016 Results

Key Statistics
UNITED STATES DOLLARS
Quarter
Six months ended
June
2016
March
2016
June
2015
June
2016
June
2015
Gold produced* 000’oz
529
515 535
1,044
1,036
Tonnes milled/treated 000 tonnes
8,372
8,589 8,160
16,961
16,333
Revenue US$/oz
1,242
1,192 1,174
1,218
1,186
US$/South African rand conversion rate US$/R
14.99
15.79 12.06
15.39
11.89
US$/Australian dollar conversion rate US$/A$
0.75
0.72 0.78
0.74
0.78
Operating costs US$/tonne
42
40 44
41
44
All-in sustaining costs
#
US$/oz
1,023
961 1,029
992
1,083
Total all-in cost
#
US$/oz
1,061
986 1,059
1,024
1,108
Operating profit US$m
639
522
EBITDA** US$
579
477
Net profit/(loss) US$m
115
(2)
Net profit US c.p.s.
14
-
Headline earnings US$m
124
5
Headline earnings US c.p.s.
16
1
Normalised earnings US$m
103
8
Normalised earnings US c.p.s.
13
1
** Reconciliation between operating profit
and EBITDA
Operating profit
US$
639
522
Environmental rehabilitation interest
US$
5
6
Other (includes environmental rehabilitation
interest)
US$
(24)
(19)
Exploration and project costs
US$
(41)
(33)
EBITDA US$
579
477
* All of the key statistics are managed figures from continuing operations, except for gold produced which is attributable equivalent production.
#
Refer to page 20 and 21.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (99.5 per cent).
Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 5 per cent of Group production.
Figures may not add as they are rounded independently.
Certain forward looking statements
This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.
As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.
Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
• overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
• changes in assumptions underlying Gold Fields’ mineral reserve estimates;
• the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
• the ability to achieve anticipated production cost estimates at existing operations as outlined in this report or as otherwise disclosed;
• the success of the Group’s business strategy, development activities and other initiatives;
• the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
• decreases in the market price of gold or copper;
• the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Field’s operations;
• the occurrence of work stoppages related to health and safety incidents;
• loss of senior management or inability to hire or retain employees;
• fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
• the occurrence of labour disruptions and industrial actions;
• power cost increases as well as power stoppages, fluctuations and usage constraints;
• supply chain shortages and increases in the prices of production imports;
• the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’
facilities and Gold Fields’ overall cost of funding;
• the adequacy of the Group’s insurance coverage;
• the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
• changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
• fraud, bribery or corruption at Gold Field’s operations that leads to censure, penalties or negative reputational impacts; and
• political instability in South Africa, Ghana, Peru or regionally in Africa or South America.
Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Gold Fields H1 2016 Results
Results for the Group
SAFETY
The Group’s fatality injury frequency rate improved from 0.08 for the six months ended 30 June 2015 to 0.00 for the six months ended 30
June 2016. The total recordable injury frequency rate (TRIFR)
1
for
the Group improved by 35 per cent from 3.47 for the six months ended 30 June 2015 to 2.20 for the six months ended 30 June 2016.
1
Total Recordable Injury Frequency rate (TRIFR). (TRIFR) = (Fatalities + Lost
Time Injuries
2
+ Restricted Work Injuries
3
+ Medically Treated Injuries
4
) x
1,000,000/number of man-hours worked.
2
A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any functions.
3
A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.
4
A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment/re-treatment.
For the six months ended 30 June 2016 compared
with the six months ended 30 June 2015
REVENUE
Attributable equivalent gold production increased marginally from
1,036,000 ounces for the six months ended 30 June 2015 to
1,044,000 ounces for the six months ended 30 June 2016. South
Deep and Darlot produced more gold in the six months ended
30 June 2016.

Gold production at South Deep in South Africa, increased by 87 per cent from 2,332 kilograms (75,000 ounces) to 4,356 kilograms
(140,000 ounces).

Attributable gold production at the West African operations
decreased by 7 per cent from 335,200 for the six months ended 30
June 2015 to 310,900 ounces for the six months ended 30 June
2016 due to lower production at both Tarkwa and Damang.
Attributable equivalent gold production at Cerro Corona in Peru decreased by 15 per cent from 149,400 ounces for the six months ended 30 June 2015 to 126,900 ounces for the six months ended 30
June 2016. Gold production at the Australian operations decreased by 2 per cent from 476,400 ounces for the six months ended 30 June
2015 to 466,100 ounces for the six months ended 30 June 2016 due to lower production at all the operations except Darlot.

At the South Africa region, production at South Deep increased by
87 per cent from 2,332 kilograms (75,000 ounces) for the six months ended 30 June 2015 to 4,356 kilograms (140,000 ounces) for the six months ended 30 June 2016 due to increased volumes and grades.

At the West Africa region, managed gold production at Tarkwa decreased by 6 per cent from 292,000 ounces for the six months ended 30 June 2015 to 273,500 ounces for the six months ended 30
June 2016 mainly due to lower tonnes mined and lower plant
throughput at a lower yield. At Damang, managed gold production decreased by 11 per cent from 80,500 ounces for the six months ended 30 June 2015 to 71,900 ounces for the six months ended 30
June 2016 mainly due to lower tonnes mined and processed as well as lower yield.

At the South America region, total managed gold equivalent
production at Cerro Corona decreased by 15 per cent from 150,200 ounces for the six months ended 30 June 2015 to 127,500 ounces for the six months ended 30 June 2016 mainly due to the lower copper price relative to the gold price (price factor) and lower gold head grades, a function of planned changes in the mining sequence as the pit floor is lowered across the footprint.

At the Australia region, St Ives’ gold production decreased by 6 per cent from 187,900 ounces for the six months ended 30 June 2015 to 175,900 ounces for the six months ended 30 June 2016 mainly due to decreased tonnes processed and lower grades. At
Agnew/Lawlers, gold production decreased by 4 per cent from
113,400 ounces for the six months ended 30 June 2015 to 109,300 ounces for the six months ended 30 June 2016 mainly due to
decreased tonnes mined and processed, partially offset by higher grades. At Darlot, gold production increased by 31 per cent from
28,500 ounces for the six months ended 30 June 2015 to 37,200 ounces for the six months ended 30 June 2016 mainly due to
increased tonnes mined and processed as well as higher grades. At
Granny Smith, gold production decreased by 2 per cent from
146,600 ounces for the six months ended 30 June 2015 to 143,700 ounces for the six months ended 30 June 2016 due to lower grades mined and processed.

The average US dollar gold price achieved by the Group increased by 3 per cent from US$1,186 per equivalent ounce for the six months ended 30 June 2015 to US$1,218 per equivalent ounce for the six months ended 30 June 2016. The average rand gold price
increased by 31 per cent from R460,152 per kilogram to R601,187 per kilogram. The average Australian dollar gold price increased by
8 per cent from A$1,540 per ounce to A$1,657 per ounce. The
average US dollar gold price for the Ghanaian operations increased by 1 per cent from US$1,207 per ounce for the six months ended 30
June 2015 to US$1,217 per ounce for the six months ended 30 June
2016. The average equivalent US dollar gold price, net of treatment and refining charges, for Cerro Corona increased by 16 per cent from US$1,059 per equivalent ounce for the six months ended 30
June 2015 to US$1,227 per equivalent ounce for the six months ended 30 June 2016. The average US dollar/Rand exchange rate weakened by 29 per cent from R11.89 for the six months ended 30
June 2015 to R15.39 for the six months ended 30 June 2016. The average Australian/US dollar exchange rate weakened by 5 per cent from A$1.00 = US$0.78 to A$1.00 = US$0.74.

Revenue increased by 3 per cent from US$1,270 million for the six months ended 30 June 2015 to US$1,305 million for the six months ended 30 June 2016 mainly due to the higher gold price achieved.
OPERATING COSTS
Net operating costs decreased by 11 per cent from US$748 million for the six months ended 30 June 2015 to US$666 million for the six months ended 30 June 2016. The US$82 million lower net operating costs were due to lower mining costs of US$28 million in local currencies and the exchange rate effect of US$54 million on
translation into US dollars. The gold-in-process credit to cost of
US$25 million for the six months ended 30 June 2016 compared with a charge of US$34 million for the six months ended 30 June
2015. This change in gold-in-process was mainly at St Ives due to the processing of low grade stockpiles while the Invincible pit was being stripped in the six months to June 2015. Sufficient ore to fill the mill and to create stockpiles was mined in the six months ended
June 2016.

At the South Africa region, net operating costs at South Deep increased by 46 per cent from R1,340 million (US$113 million) for the six months ended 30 June 2015 to R1,959 million (US$127
million) for the six months ended 30 June 2016 mainly due to higher production, annual salary increases and an increase in employees and contractors in line with the strategy to sustainably improve all aspects of the operation.

At the West Africa region, net operating costs decreased by 12 per cent from US$262 million for the six months ended 30 June 2015 to
US$230 million for the six months ended 30 June 2016. This
decrease in net operating costs was mainly due to lower production, continued business process re-engineering, as well as a build-up of inventory of US$8 million for the six months ended 30 June 2016

Gold Fields H1 2016 Results

compared with a drawdown of US$2 million for the six months ended
30 June 2015.

At the South America region, net operating costs at Cerro Corona decreased by 11 per cent from US$71 million for the six months ended 30 June 2015 to US$63 million for the six months ended 30
June 2016 mainly due to a build-up of concentrate of US$6 million for the six months ended 30 June 2016 compared with US$nil million for the six months ended 30 June 2015.

At the Australia region, net operating costs decreased by 13 per cent from A$387 million (US$303 million) for the six months ended 30
June 2015 to A$337 million (US$247 million) for the six months ended 30 June 2016 mainly due to gold-in-process movements. At
St Ives, the gold-in-process credit to cost of A$16 million (US$12 million) for the six months ended June 2016 compared with a charge of A$38 million (US$30 million) for the six months ended June 2015.
In the six months ended June 2015, St Ives processed low grade stockpiles, whereas enough ore was mined to fill the mill and to create stockpiles in the six months ended June 2016. At Granny
Smith, the gold-in-process credit to cost of A$2 million (US$1 million)
for the six months ended June 2016 compared with a charge of A$6 million (US$5 million) for the six months ended June 2015. This A$8 million (US$6 million) change in gold-in-process was mainly due to timing of the campaign milling. At Agnew/Lawlers, a gold-in-process charge of A$4 million (US$3 million) for the six months ended 30
June 2016 compared with a credit to cost of A$1 million (US$1 million) for the six months ended 30 June 2015. At Darlot, a gold-
in-process charge of A$1 million (US$nil million) for the six months ended 30 June 2016 compared with A$2 million (US$1 million) for the six months ended 30 June 2015.
OPERATING PROFIT
Operating profit for the Group increased by 22 per cent from US$522 million for the six months ended 30 June 2015 to US$639 million for the six months ended 30 June 2016 due to the increase in revenue and the decrease in net operating costs.
AMORTISATION
Amortisation for the Group increased by 6 per cent from US$283 million for the six months ended 30 June 2015 to US$300 million for the six months ended 30 June 2016. This increase of US$17 million was due to actual amortisation increases of US$34 million due to the change in estimate in the depreciation at Cerro Corona and in
Australia mainly due to lower reserves at St Ives, partially offset by an exchange rate effect of US$17 million.
OTHER
Net interest expense for the Group decreased by 9 per cent from
US$34 million for the six months ended 30 June 2015 to US$31 million for the six months ended 30 June 2016. Interest expense of
US$41 million, partially offset by interest income of US$3 million and interest capitalised of US$7 million for the six months ended 30 June
2016 compared with interest expense of US$46 million, partially offset by interest income of US$3 million and interest capitalised of
US$9 million for the six months ended 30 June 2015.

The share of equity accounted losses decreased by 50 per cent from
US$4 million for the six months ended 30 June 2015 to US$2 million for the six months ended 30 June 2016 due to downscaling of
activities at Far Southeast project (FSE) and mainly related to ongoing study and evaluation costs.

The gain on financial instruments of US$6 million for the six months ended 30 June 2016 was mainly due to the South Deep currency hedge of US$70 million at an average price of R16.8273 to the US$.
This compared with a loss of US$1 million for the six months ended
30 June 2015 which related to the mark to market adjustment on the diesel hedges that the Australian operations entered into on 10
September 2014 and 26 November 2014. The diesel hedges came
to an end on 30 June 2015.
Share-based payments for the Group was similar at US$6 million while long-term employee benefits increased from US$3 million to
US$20 million. The two schemes combined were at US$26 million for the six months ended 30 June 2016 compared with US$9 million for the six months ended 30 June 2015 due to upward mark to
market adjustments on the long-term employee incentive scheme.

Other costs for the Group increased from US$19 million to US$24 million, mainly due to the write-off of bank facility fees of US$5 million as a result of refinancing the off-shore credit facility.
EXPLORATION AND PROJECT COSTS
Exploration and project costs increased from US$33 million for the six months ended 30 June 2015 to US$41 million for the six months ended 30 June 2016 mainly due to increased expenditure of US$8 million at Salares Norte.
NON-RECURRING ITEMS
Non-recurring income of US$6 million for the six months ended 30
June 2016 compared with non-recurring expenses of US$11 million for the six months ended 30 June 2015. The non-recurring income for the six months ended 30 June 2016 included profit of US$18 million on the buy-back of the bond which was partially offset by retrenchment costs of US$10 million at Damang.

The non-recurring expenses for the six months ended 30 June 2015 included impairment of the Group’s investment in Hummingbird
(US$7 million) to its fair value and retrenchment costs of A$3 million
(US$3 million) at St Ives.
ROYALTIES
Government royalties for the Group decreased from US$40 million for the six months ended 30 June 2015 to US$39 million for the six months ended 30 June 2016.
TAXATION
The taxation charge for the Group of US$68 million for the six months ended 30 June 2016 compared with US$87 million for the six months ended 30 June 2015. Normal taxation increased from
US$64 million to US$83 million due to higher taxable income. The deferred tax credit of US$15 million for the six months ended 30
June 2016 compared with a charge of US$23 million for the six months ended 30 June 2015. The deferred tax credit for the six months ended 30 June 2016 arose mainly due to the strengthening of the Peruvian Nuevo Sol, as well as the change in the corporate tax rate from 35 per cent to 32.5 per cent in Ghana as a result of the conclusion of the Development Agreement in the March 2016
quarter.

The tax returns for Cerro Corona are filed in Peruvian Nuevo Sol
(Soles) and the functional currency for accounting purposes is the
US dollar. For accounting purposes the unredeemed capital
allowance balance in respect of the operation must be converted from Soles to dollars at the closing rate at quarter end. Therefore, the US dollar equivalent of the unredeemed capital allowance balance fluctuates due to movements in the exchange rate between the Peruvian Nuevo Sol and the US dollar. This resulted in a change in the temporary taxation differences for non-monetary assets on translation. A deferred tax credit of US$5 million arose due to the strengthening of the exchange rate from 3.38 Nuevo Sol to 3.28
Nuevo Sol in the six months to June 2016, compared with a deferred tax charge of US$26 million which arose due to the weakening of the exchange rate from 2.84 Nuevo Sol to 3.17 Nuevo Sol in the six months ended June 2015. It has no cash effect.

Gold Fields H1 2016 Results
EARNINGS
Net earnings attributable to owners of the parent of US$115 million or US$0.14 per share for the six months ended 30 June 2016
compared with net losses of US$2 million or US$0.00 per share for the six months ended 30 June 2015.

Headline earnings attributable to owners of the parent of US$124 million or US$0.16 per share for the six months ended 30 June 2016 compared with headline earnings of US$5 million or US$0.01 per share for the six months ended 30 June 2015.

Normalised earnings of US$103 million or US$0.13 per share for the six months ended 30 June 2016 compared with US$8 million or
US$0.01 per share for the six months ended 30 June 2015.
CASH FLOW
Cash inflow from operating activities of US$384 million for the six months ended 30 June 2016 compared with US$342 million for the six months ended 30 June 2015. This increase was mainly due to an increase in operating profit of US$117 million and non-recurring income of US$6 million for the six months ended 30 June 2016 compared with non-recurring expense of US$11 million for the six months ended 30 June 2015, partially offset by an investment into working capital of US$13 million for the six months ended 30 June
2016 compared with a release of working capital of US$43 million for the six months ended 30 June 2015 as well as higher tax paid
(US$127 million versus US$119 million).

Dividends paid of US$11 million for the six months ended 30 June
2016 compared with US$18 million for the six months ended 30 June
2015. Dividends paid to owners of the parent decreased from
US$13 million for the six months ended 30 June 2015 to US$11 million for the six months ended 30 June 2016. Dividends paid to non-controlling interest holders of US$nil million for the six months ended 30 June 2016 compared with US$5 million 30 June 2015.

Cash outflow from investing activities decreased from US$340 million for the six months ended 30 June 2015 to US$321 million for the six months ended 30 June 2016 due to a decrease in capital expenditure from US$333 million for the six months ended 30 June
2015 to US$316 million for the six months ended 30 June 2016. This decrease of US$17 million related to a decrease of US$24 million due to currency changes, partially offset by actual increased capital expenditure of US$7 million in local currency. Environmental payments decreased from US$9 million for the six months ended
June 2015 to US$8 million for the six months ended 30 June 2016.

Cash inflow from operating activities less net capital expenditure and environmental payments of US$60 million for the six months ended
30 June 2016 compared with US$1 million for the six months ended
30 June 2015 mainly due to higher profit and lower capital
expenditure, partially offset by higher royalties and taxation paid and negative working capital adjustments. The US$60 million for the six months ended 30 June 2016 comprised: US$163 million net cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments), less US$37
million of net interest paid, US$28 million for exploration mainly at
Salares Norte (this excludes any mine based brownfields
exploration which is included in the US$163 million above) and
US$38 million on non-mine based costs of which US$29 million was due to working capital movements. The US$1 million for the six months ended 30 June 2015 comprised: US$70 million generated by the eight mining operations less US$39 million of interest paid
(this excludes any interest paid by the mines), US$18 million for exploration (this excludes any mine based brownfields exploration which is included in the US$70 million above) and US$12 million on non-mine based costs.

In the South Africa region at South Deep, capital expenditure increased from R419 million (US$35 million) for the six months ended 30 June 2015 to R682 million (US$44 million) for the six months ended 30 June 2016 due to higher expenditure on fleet, the refurbishment of the man winder at Twin shaft and higher
expenditure on new mine development.

At the West Africa region, capital expenditure decreased from
US$141 million to US$102 million. At Tarkwa, capital expenditure decreased from US$133 million to US$91 million due to higher fleet expenditure for the six months to June 2015 related to timing of deliveries and orders. Capital expenditure for the six months to June
2016 was mainly incurred on pre-stripping. Capital expenditure at
Damang increased from US$8 million to US$11 million mainly due to waste stripping at Amoanda pit.

In the South America region at Cerro Corona, capital expenditure decreased from US$19 million to US$14 million. The majority of the expenditure was on the construction of further raises to the tailings dam.

At the Australia region, capital expenditure increased from A$176 million (US$138 million) for the six months ended 30 June 2015 to
A$214 million (US$157 million) for the six months ended 30 June
2016. At St Ives, capital expenditure increased from A$77 million
(US$60 million) for the six months ended 30 June 2015 to A$94 million (US$69 million) for the six months ended 30 June 2016 due to increased pre-strip at Neptune, Invincible and A5. At
Agnew/Lawlers, capital expenditure increased from A$44 million
(US$34 million) to A$54 million (US$40 million) due to increased decline development. At Darlot, capital expenditure increased marginally from A$13 million (US$10 million) to A$14 million (US$10 million) and at Granny Smith, capital expenditure increased from
A$43 million (US$34 million) for the six months ended 30 June 2015 to A$51 million (US$38 million) for the six months ended 30 June
2016 due to increased capital development, the new fresh air intake ventilation raise and the completion of the new gas fired power station.

Net cash inflow from financing activities of US$7 million for the six months ended 30 June 2016 compared with outflow from financing activities of US$18 million for the six months ended 30 June 2015.
The inflow for the six months ended 30 June 2016 related to a drawdown of US$422 million and proceeds on the issue of shares of US$152 million, partially offset by the repayment of US$567 million on offshore and local loans. The outflow for the six months ended June 2015 related to a net repayment of loans.

The net cash inflow for the Group of US$59 million for the six months ended 30 June 2016 compared with an outflow of US$34 million for the six months ended 30 June 2015. After accounting for a positive translation adjustment of US$4 million on non-US dollar cash balances, the cash inflow for the six months ended 30 June 2016 was US$63 million. The cash balance was US$415 million at 30
June 2015 compared with US$503 million at 30 June 2016.
ALL-IN SUSTAINING AND TOTAL ALL-IN COST
The Group all-in sustaining costs decreased by 8 per cent from
US$1,083 per ounce for the six months ended 30 June 2015 to
US$992 per ounce for the six months ended 30 June 2016 mainly due to lower net operating costs and lower sustaining capital expenditure, partially offset by lower by-product credits and higher cash remuneration (long term employee benefits). Total all-in cost decreased by 8 per cent from US$1,108 per ounce for the six
months ended 30 June 2015 to US$1,024 per ounce for the six
months ended 30 June 2016 for the same reasons as all-in
sustaining costs.

In the South Africa region, at South Deep, all-in sustaining costs decreased by 17 per cent from R731,017 per kilogram (US$1,912 per ounce) to R608,825 per kilogram (US$1,229 per ounce) mainly due to increased gold sold, partially offset by higher operating costs and higher sustaining capital expenditure. The total all-in cost decreased by 19 per cent from R772,702 per kilogram (US$2,020 per ounce) to R622,453 per kilogram (US$1,257 per ounce) due to

Gold Fields H1 2016 Results

the same reasons as for all-in sustaining costs as well as lower non-
sustaining capital expenditure.

At the West Africa region, all-in sustaining costs and total all-in cost decreased by 9 per cent from US$1,156 per ounce for the six
months ended 30 June 2015 to US$1,052 per ounce for the six
months ended 30 June 2016 mainly due to lower net operating costs and lower capital expenditure, partially offset by lower gold sold.

At the South America region, all-in sustaining costs and total all-in cost increased by 16 per cent from US$423 per ounce to US$489 per ounce mainly due to lower gold sold and lower by-product credits, partially offset by lower net operating costs. All-in sustaining costs and total all-in cost per equivalent ounce increased by 9 per cent from US$666 per equivalent ounce to US$728 per equivalent ounce mainly due to the same reasons as above, other than lower by-product credits as well as lower equivalent ounces sold.

At the Australia region, all-in sustaining costs and total all-in cost increased marginally from A$1,263 per ounce (US$990 per ounce)
for the six months ended 31 December 2015 to A$1,265 per ounce
(US$928 per ounce) for the six months ended 30 June 2016 mainly due to higher capital expenditure and lower gold sold.
FREE CASH FLOW MARGIN.
The free cash flow (FCF) margin is revenue less cash outflow divided by revenue expressed as a percentage.

The FCF for the Group for the six months ended June 2016 is
calculated as follows:
US$’m
US$/oz
Revenue*
1,247.8
1,225
Less: Cash outflow
(1,078.5)
1,059
AIC
(1,042.8)
(1,024)
Adjusted for
Share-based payments (as non-cash)
5.6
5
Long-term employee benefits
20.1
20
Exploration, feasibility and evaluation
costs outside of existing operations
28.0
28
Tax paid (excluding royalties which is
included in AIC above)
(89.4)
(88)
Free cash flow**
169.3
166
FCF margin
14%
Gold sold only – 000’ounces
1,018.4
*
Revenue from income statement at US$1,304.9 million less revenue from by-products in AIC at US$57.1 million equals US$1,247.8 million.
** Free cash flow does not agree with cash flows from operating activities less capital expenditure in the statement of cash flows on page 17 mainly due to working capital adjustments and non-recurring items included in statement of cash flows.

The FCF margin of 14 per cent for the six months ended 30 June
2016 at a gold price of US$1,218 per ounce compared with 4 per cent in the for the six months ended 30 June 2015 at a gold price of
US$1,186 per ounce.

The higher FCF margin for the six months ended 30 June 2016 was mainly due to lower net operating costs, lower capital expenditure and the higher gold price received.
BALANCE SHEET
Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) decreased from US$1,477 million for the six months ended 30 June 2015 to US$1,155 million for the six months ended 30 June 2016, a US$322 million decrease.
NET DEBT/EBITDA
The net debt/EBITDA ratio of 1.05 at 30 June 2016 compared with
1.38 at the end of the financial year ended 31 December 2015.
South Africa region

South Deep Project
Six months ended
June
2016
June
2015
Gold produced 000’oz
140.0
75.0
kg
4,356
2,332
Yield – underground reef g/t
5.77
4.70
AISC R/kg
608,825
731,017
US$/oz
1,229
1,912
AIC R/kg
622,453
772,702
US$/oz
1,257
2,020

Gold production increased by 87 per cent from 2,332 kilograms
(75,000 ounces) for the six months ended 30 June 2015 to 4,356 kilograms (140,000 ounces) for the six months ended 30 June 2016 due to increased volumes and grades.

Underground tonnes milled increased by 52 per cent from 493,000 tonnes for the six months ended 30 June 2015 to 750,000 tonnes for the six months ended 30 June 2016. Total tonnes milled
increased by 104 per cent from 0.56 million tonnes to 1.14 million tonnes. Total tonnes milled for the six months ended 30 June 2016 included 47,900 tonnes of underground waste mined and 346,300 tonnes of surface tailings material compared with 8,700 tonnes of underground waste mined and 58,300 tonnes of surface tailings material for the six months ended 30 June 2015. Underground reef yield increased by 23 per cent from 4.70 grams per tonne to 5.77 grams per tonne due to greater adherence to spatial mining plans along with improved processes in the entire mining value chain.

Development increased by 74 per cent from 1,773 metres for the six months ended 30 June 2015 to 3,078 metres for the six months ended 30 June 2016. New mine capital development (phase one, sub 95 level) increased by 524 per cent from 83 metres for the six months ended 30 June 2015 to 518 metres for the six months ended
30 June 2016. Development in the current mine areas in 95 level and above increased by 51 per cent from 1,690 metres to 2,560 metres. Destress mining increased by 46 per cent from 13,619 square metres for the six months ended 30 June 2015 to 19,845 square metres for the six months ended 30 June 2016. The destress conversion from low profile to high profile mining was completed subsequent to quarter-end. Longhole stoping volume mined
increased by 120 per cent from 136,858 tonnes for the six months ended 30 June 2015 to 300,966 tonnes for the six months ended 30
June 2016. High profile destress mining started in June 2015 and improved significantly from 52 square metres for the six months ended 30 June 2015 to 10,599 square metres for the six months ended 30 June 2016 mainly due to the introduction of 3 new drill rigs, improved productivity and the continued roll-out of the method across the entire mine. The high profile and low profile methods contributed 53 per cent and 47 per cent, respectively, to total destress for the six months ended 30 June 2016.

The current mine (95 level and above) contributed 65 per cent of the ore tonnes for the six months ended 30 June 2016, while the new mine (below 95 level) contributed 35 per cent. The long-hole stoping method accounted for 42 per cent of total ore tonnes mined
compared with 37 per cent for the six months ended 30 June 2015.

Gold Fields H1 2016 Results
Net operating costs increased by 46 per cent from R1,340 million
(US$113 million) for the six months ended 30 June 2015 to R1,959 million (US$127 million) for the six months ended 30 June 2016.
The main contributing factor is the 52 per cent increase in tonnes mined, which resulted in higher bonuses paid, higher consumable spend and higher utility consumption. The increased costs were also due to annual salary increases and additional resources
(employees and contractors) in line with the strategy to sustainably improve all aspects of the operation.

Operating profit of R668 million (US$43 million) for the six months ended 30 June 2016 compared with a loss of R267 million (US$22 million) for the six months ended 30 June 2015. This was mainly due to the 87 per cent (2,024 kilograms) increase in gold production together with a 31 per cent improvement in the rand gold price, partially offset by increased net operating costs.

Capital expenditure increased by 63 per cent from R419 million
(US$35 million) for the six months ended 30 June 2015 to R682 million (US$44 million) for the six months ended 30 June 2016 as a result of higher spending on fleet and the refurbishment of the man winder at Twin shaft.

All-in sustaining costs decreased by 17 per cent from R731,017 per kilogram (US$1,912 per ounce) for the six months ended 30 June
2015 to R608,825 per kilogram (US$1,229 per ounce) for the six months ended 30 June 2016 mainly due to increased gold sold, partially offset by higher operating costs and higher sustaining capital expenditure.

Total all-in cost decreased by 19 per cent from R772,702 per kilogram (US$2,020 per ounce) for the six months ended 30 June
2015 to R622,453 per kilogram (US$1,257 per ounce) for the six months ended 30 June 2016 due to the same reasons as for all-in-
sustainable costs as well as lower non-sustaining capital
expenditure.

Sustaining capital expenditure increased from R322 million (US$27 million) for the six months ended 30 June 2015 to R623 million
(US$40 million) for the six months ended 30 June 2016 due to additional fleet and the refurbishment of the twin shaft man winder.
Non-sustaining capital expenditure decreased from R97 million
(US$8 million) to R59 million (US$4 million).

The independent Geotechnical Review Board (GRB), a committee of local and international experts, will continue to peer review progress at South Deep to ensure exposure to relevant industry leading practices and world class geotechnical support in massive underground mining at depth.
West Africa region
GHANA
Tarkwa
Six months ended
June
2016
June
2015
Gold produced 000’oz
273.5
292.0
Yield – CIL plant g/t
1.25
1.33
AISC and AIC US$/oz
993
1,106

Gold production decreased by 6 per cent from 292,000 ounces for the six months ended 30 June 2015 to 273,500 ounces for the six months ended 30 June 2016 due to lower tonnes mined, lower plant throughput and lower grade.
Total tonnes mined, including capital stripping, decreased from 52.4 million tonnes for the six months ended 30 June 2015 to 51.3 million tonnes for the six months ended 30 June 2016. Ore tonnes mined decreased from 7.3 million tonnes to 6.5 million tonnes. Operational waste tonnes mined increased from 16.0 million tonnes to 16.9 million tonnes while capital waste tonnes mined decreased from
29.1 million tonnes to 27.6 million tonnes. Head grade mined increased from 1.43 grams per tonne to 1.44 grams per tonne. The strip ratio increased from 6.1 to 6.8.

The CIL plant throughput decreased from 6.81 million for the six months ended 30 June 2015 to 6.80 million tonnes for the six months ended 30 June 2016 due to unplanned downtime (both power and operational related). Realised yield from the CIL plant decreased from 1.33 grams per tonne to 1.25 grams per tonne due to lower head grades processed as a result of the blend between lower grade stockpiles, higher grade ore tonnes mined, related to timing differences between ore mined and ore feed to the plant.

Net operating costs, including gold-in-process movements,
decreased by 7 per cent from US$168 million for the six months ended 30 June 2015 to US$156 million for the six months ended 30
June 2016 due to a net increase in gold-in-process and lower operating costs. The US$9 million build-up of stockpiles for the six months ended 30 June 2016 compared with a drawdown of US$nil million for the six months ended 30 June 2015.

Operating profit decreased from US$184 million for the six months ended 30 June 2015 to US$177 million for the six months ended 30
June 2016 as a result of the lower gold sales, partially offset by lower net operating costs.

Capital expenditure decreased by 32 per cent from US$133 million to US$91 million mainly due to the purchase of mining fleet for replacement in the six months ended June 2015. Mining fleet
expenditure for the six months ended June 2015 was US$46 million compared with US$nil million for the six months ended June 2016.

All-in sustaining costs and total all-in cost decreased by 10 per cent from US$1,106 per ounce for the six months ended 30 June 2015 to
US$993 per ounce for the six months ended 30 June 2016 due to lower net operating costs and lower capital expenditure.

Damang
Six months ended
June
2016
June
2015
Gold produced 000’oz
71.9
80.5
Yield g/t
1.11
1.19
AISC and AIC US$/oz
1,260
1,336

Gold production decreased by 11 per cent from 80,500 ounces for the six months ended 30 June 2015 to 71,900 ounces for the six months ended 30 June 2016 mainly due to lower tonnes mined and processed and lower yield.

Total tonnes mined, including capital stripping, decreased from 10.5 million tonnes for the six months ended 30 June 2015 to 9.8 million tonnes for the six months ended 30 June 2016 due to the late start of mining at the Amoanda pit as a result of delays in securing
Environmental Protection Agency (EPA) permit.

Ore tonnes mined decreased from 2.3 million tonnes to 1.4 million tonnes. Operational waste tonnes mined decreased from 8.2 million tonnes to 5.0 million tonnes as a result of only mining operational waste tonnes for the six months ended June 2015, while both
operational waste tonnes and capital waste tonnes were mined for the six months ended June 2016. Capital waste of 3.4 million tonnes was mined at Amoanda pit for the six months ended June 2016. The

Gold Fields H1 2016 Results

six months to June 2015 had no capital waste. Head grade mined increased from 1.25 grams per tonne to 1.42 grams per tonne. The strip ratio increased from 3.5 to 6.0 due to capital stripping at the
Amoanda pit.

Yield decreased from 1.19 grams per tonne to 1.11 grams per tonne due to an increase in lower grade stockpiles treated. For the six months ended June 2015, 1.79 million tonnes of fresh ore and oxides were milled at an average grade of 1.31 grams per tonne and
0.33 million tonnes of stockpiles were milled at an average grade of
1.34 grams per tonne. This compared with 1.15 million tonnes of fresh ore and oxides milled at an average grade of 1.44 grams per tonne and 0.86 million tonnes of stockpiles milled at an average grade of 0.90 grams per tonne for the six months ended June 2016.

Tonnes processed decreased from 2.11 million tonnes for the six months ended 30 June 2015 to 2.01 million tonnes for the six months ended 30 June 2016 due to a tailings line blockage for 10 days.

Net operating costs, including gold-in-process movements,
decreased by 21 per cent from US$94 million to US$74 million mainly due to lower mining and consumable costs in line with the lower production as well as lower payroll costs as a result of retrenchments for the six months ended June 2016.

Operating profit increased from US$4 million for the six months ended 30 June 2015 to US$13 million for the six months ended 30
June 2016 due to lower net operating costs and higher gold prices achieved, partially offset by lower gold sold.

Capital expenditure increased by 38 per cent from US$8 million to
US$11 million with the majority spent on waste stripping at Amoanda pit.

All-in sustaining costs and total all-in cost decreased by 6 per cent from US$1,336 per ounce for the six months ended 30 June 2015 to
US$1,260 per ounce for the six months ended 30 June 2016 due to lower operating costs, partially offset by lower gold sold.
South America region
PERU
Cerro Corona
Six months ended
June
2016
June
2015
Gold produced 000’oz
70.5
78.1
Copper produced tonnes
14,693
14,566
Total equivalent gold produced 000’eq oz
127.5
150.2
Total equivalent gold sold 000’eq oz
120.1
147.2
Yield – gold g/t
0.65
0.87
– copper per cent
0.43
0.55
– combined g/t
1.12
1.45
AISC and AIC US$/oz
489
423
AISC and AIC * US$/eq oz
728
666
Gold price** US$/oz
1,209
1,206
Copper price** US$/t
4,699
5,955
* Refer to page 20 and 22 for calculations.
** Average daily spot price for the period used to calculate total equivalent gold ounces produced.
Gold production decreased by 10 per cent from 78,100 ounces for the six months ended 30 June 2015 to 70,500 ounces for the six months ended 30 June 2016. Copper production increased
marginally from 14,566 tonnes to 14,693 tonnes. Equivalent gold production decreased by 15 per cent from 150,200 ounces to
127,500 ounces. The decrease in equivalent gold production was due to the lower copper price ratio as well as lower gold head grades treated. The lower head grades were in line with the mine
sequencing and the planned production schedule for the six months ended 30 June 2016. Gold head grade decreased from 1.08 grams per tonne to 0.96 grams per tonne and copper head grade
decreased from 0.53 per cent to 0.50 per cent. Gold recoveries decreased from 71.6 per cent to 67.4 per cent mainly due to
mineralisation characteristics of the ore mined which is expected to dissipate by the end of the September quarter 2016 once this section of the orebody is mined. Copper recoveries increased from 86.4 per cent to 86.7 per cent. As a result, gold yield decreased from 0.87 grams per tonne to 0.65 grams per tonne and copper yield
decreased from 0.55 per cent to 0.43 per cent. The decreases in grade is in line with the plan.

For the six months ended 30 June 2016, concentrate with a payable content of 66,847 ounces of gold was sold at an average price of
US$1,220 per ounce and 13,877 tonnes of copper was sold at an average price of US$4,021 per tonne, net of treatment and refining charges. This compared with 76,720 ounces of gold that was sold at an average price of US$1,192 per ounce and 14,174 tonnes of copper that was sold at an average price of US$5,190 per tonne, net of treatment and refining charges, for the six months ended 30 June
2015. Total equivalent gold sales decreased by 18 per cent from
147,200 ounces for the six months ended 30 June 2015 to 120,100 ounces for the six months ended 30 June 2016 mainly due to lower volumes produced.

Total tonnes mined increased by 24 per cent from 6.12 million tonnes for the six months ended 30 June 2015 to 7.56 million tonnes for the six months ended 30 June 2016 in line with the mine
sequencing. The higher tonnes mined was due to lower intensity of the rainy season. Ore mined increased by 6 per cent from 3.36 million tonnes to 3.56 million tonnes. Waste tonnes mined increased by 45 per cent from 2.76 million tonnes to 4.00 million tonnes. The strip ratio increased from 0.82 to 1.13 due to higher waste mined for the six months ended 30 June 2016. Waste mined was higher for the six months ended June 2016 mainly due to the prioritisation of ore mined for the six months ended June 2015 due to the rainy season and the mining sequence.

Ore processed increased by 9 per cent from 3.23 million tonnes for the six months ended 30 June 2015 to 3.53 million tonnes for the six months ended 30 June 2016 mainly due to record plant throughput
(835 tonnes per hour vs 791 tonnes per hour) after the completion of the plant optimisation project.

Net operating costs, including gold-in-process movements,
decreased by 11 per cent from US$71 million for the six months ended 30 June 2015 to US$63 million for the six months ended 30
June 2016. The lower cost was mainly due to a US$6 million build-
up of concentrate inventory for the six months ended 30 June 2016 compared with US$nil million for the six months ended 30 June
2015.

Operating profit was similar at US$85 million.

Capital expenditure decreased by 26 per cent from US$19 million to
US$14 million. The six months ended 30 June 2015 included
construction of the new fuel station and the new camp.

All-in sustaining costs and total all-in cost increased by 16 per cent from US$423 per ounce for the six months ended 30 June 2015 to
US$489 per ounce for the six months ended 30 June 2016. This was mainly due to lower gold sold and lower by-product credits, partially offset by lower net operating costs and lower capital expenditure. All-in sustaining costs and total all-in costs per equivalent ounce increased by 9 per cent from US$666 per
equivalent ounce to US$728 per equivalent ounce mainly due to the same reasons as above and lower equivalent ounces sold.

Gold Fields H1 2016 Results
Australia region

St Ives
Six months ended
June
2016
June
2015
Gold produced 000’oz
175.9
187.9
Yield – underground g/t
4.92
4.45
– surface g/t
2.39
1.80
– combined g/t
2.81
2.84
AISC and AIC A$/oz
1,247
1,375
US$/oz
915
1,079
* Heap leach produced 400 ounces, rinsed from inventory (2,500 ounces was rinsed in the six months ended 30 June 2015).

Gold production decreased by 6 per cent from 187,900 ounces for the six months ended 30 June 2015 to 175,900 ounces for the six months ended 30 June 2016 due to the closure of the Cave Rocks and Athena underground mines and transition to a predominantly open pit operation.

Total tonnes mined increased by 113 per cent from 10.5 million tonnes for the six months ended 30 June 2015 to 22.4 million tonnes for the six months ended 30 June 2016. The additional tonnes mined are a result of the transition to a predominantly open pit operation.

At the underground operations, ore mined decreased by 53 per cent from 0.70 million tonnes for the six months ended 30 June 2015 to
0.33 million tonnes for the six months ended 30 June 2016 with the closure of the Cave Rocks and Athena underground mines. The
grade mined increased by 19 per from 4.52 grams per tonne to 5.40 grams per tonne as a result of the closure of the lower grade Cave
Rocks mine.

At the open pit operations, total ore tonnes mined increased by 213 per cent from 0.60 million tonnes for the six months ended 30 June
2015 to 1.88 million tonnes for the six months ended 30 June 2016 due to the ramp-up of Invincible pit. Grade mined increased by 11 per cent from 2.25 grams per tonne to 2.49 grams per tonne as the
Invincible pit moved into a higher grade portion of the ore body.

Operational waste tonnes mined increased by 287 per cent from
1.20 million tonnes for the six months ended 30 June 2015 to 4.64 million tonnes for the six months ended 30 June 2016. Capital waste tonnes mined increased by 94 per cent from 8.0 million tonnes to
15.5 million tonnes. The strip ratio decreased from 15.5 to 10.7 as the Invincible Pit has moved from a predominately stripping to a production phase, partially offset by the stripping of the Neptune pit in the six months ended 30 June 2016. The increased tonnes reflect the increase in activity at the Invincible mine which is now in full production and the commencement of Stage 2 of the Neptune open pit giving St Ives two significant areas of open pit activity in 2016 and beyond. The strip ratio for Invincible pit decreased from 20.5 to 8.7, while the strip ratio for Neptune pit was 58.2 for the six months ended 30 June 2016. There was no mining activity at Neptune during the first half of 2015.

Throughput at the Lefroy mill decreased by 5 per cent from 2.05 million tonnes for the six months ended 30 June 2015 to 1.95 million tonnes for the six months ended 30 June 2016 due to low grade stockpiles used to supplement production for the six months ended
June 2015. St Ives adopted a campaign milling strategy towards the end of the six months ended 30 June 2015. Yield decreased from
2.84 grams per tonne to 2.81 grams per tonne in line with less underground production, offset by no longer feeding low grade stockpiled material. Gold production from the Lefroy mill decreased from 185,400 ounces for the six months ended 30 June 2015 to
173,500 ounces for the six months ended 30 June 2016. In addition,
93,000 tonnes of toll treatment produced 2,000 ounces for the six months to June 2016.

Residual leaching and irrigation of the existing heap leach pad produced a further 400 ounces for the six months ended 30 June
2016. This compared with 2,500 ounces produced for the six
months ended 30 June 2015. The residual leaching has now ceased being economic and the heap leach is being closed. Since cessation of stacking activities, a total of 24,800 ounces was produced.

Net operating costs, including gold-in-process movements
decreased from A$164 million (US$129 million) for the six months ended 30 June 2015 to A$108 million (US$79 million) for the six months ended 30 June 2016. The significant cost reduction is the result of:

·   the closure of the Cave Rocks and Athena underground mines;
·   efficiencies in the open pits with the cost per tonne of material movement decreasing by 29 per cent on larger volumes and
productivity improvements; and
·   the benefits of enhanced open pit production resulting in a credit of A$16 million (US$12 million) due to a build-up of stockpiles compared with a cost of A$38 million (US$30 million) on
drawdown of stockpiles in the six months ended 30 June 2015.

The benefits of the above cost reductions were partially offset by increased mining volumes.

Operating profit increased from A$125 million (US$98 million) for the six months ended 30 June 2015 to A$182 million (US$134 million)
for the six months ended 30 June 2016 due to a higher Australian dollar gold price (A$1,651 per ounce vs A$1,542 per ounce) and significant net operating cost reductions, partially offset by lower production.

Capital expenditure increased by 22 per cent from A$77 million
(US$60 million) for the six months ended 30 June 2015 to A$94 million (US$69 million) for the six months ended 30 June 2016 with an additional A$13 million (US$10 million) incurred on pre-stripping at Neptune and A5 pit.

All-in sustaining costs and total all-in cost decreased by 9 per cent from A$1,375 per ounce (US$1,079 per ounce) for the six months ended 30 June 2015 to A$1,247 per ounce (US$915 per ounce) for the six months ended 30 June 2016 due to the significant reduction in net operating costs, partially offset by lower production and higher capital expenditure.

Agnew/Lawlers
Six months ended
June
2016
June
2015
Gold produced 000’oz
109.3
113.4
Yield g/t
6.00
5.64
AISC and AIC A$/oz
1,456
1,277
US$/oz
1,068
1,001

Gold production decreased by 4 per cent from 113,400 ounces for the six months ended 30 June 2015 to 109,300 ounces for the six months ended 30 June 2015 mainly due to a reduction in ore tonnes mined and processed, partially offset by higher grades.

Ore mined from underground decreased by 14 per cent from
622,000 tonnes for the six months ended 30 June 2015 to 532,000 tonnes for the six months ended 30 June 2016. Ore mined from New
Holland decreased by 19 per cent from 345,000 tonnes to 278,000 tonnes, mainly due to the Genesis 500 Series North nearing

Gold Fields H1 2016 Results

completion and the focus on developing the Cinderella ore body in the six months ended June 2016. Ore mined at Waroonga
decreased by 8 per cent from 277,000 tonnes to 254,000 tonnes due to more difficult ground conditions encountered in the six months to
June 2016. Head grade mined increased by 7 per cent from 6.02 grams per tonne to 6.44 grams per tonne mainly due to a larger concentration of ore sourced from the higher grade Kim ore body.

Tonnes processed decreased by 10 per cent from 625,700 tonnes for the six months ended 30 June 2015 to 566,200 tonnes for the six months ended 30 June 2016 due to lower tonnes available from the mines. The combined yield increased from 5.64 grams per tonne to
6.00 grams per tonne mainly due to higher grades mined.

Net operating costs, including gold-in-process movements,
increased by 2 per cent from A$93 million (US$73 million) for the six months ended 30 June 2015 to A$95 million (US$70 million) for the six months ended 30 June 2016 due to a A$4 million (US$3 million)
drawdown of inventory for the six months ended 30 June 2016
compared with a A$1 million (US$1 million) build-up of inventory for the six months ended 30 June 2015.

Operating profit increased from A$82 million (US$64 million) for the six months ended 30 June 2015 to A$84 million (US$61 million) for the six months ended 30 June 2016 due to the higher Australian dollar gold price (A$1,639 per ounce vs A$1,538 per ounce),
partially offset by reduced production and higher net operating costs.

Capital expenditure increased by 23 per cent from A$44 million
(US$34 million for the six months ended 30 June 2015 to A$54 million (US$40 million) for the six months ended 30 June 2016. The increase in capital expenditure was due to the decline development to the Cinderella ore body at New Holland, an exploration
development drive towards Waroonga North at Waroonga mine and increased exploration expenditure across the lease.

All-in sustaining costs and total all-in cost increased by 14 per cent from A$1,277 per ounce (US$1,001 per ounce) for the six months ended 30 June 2015 to A$1,456 per ounce (US$1,068 per ounce)
for the six months ended 30 June 2016 due to decreased gold sold, higher net operating costs and higher capital expenditure. All-in-
sustaining costs are expected to decrease in the second half of 2016 as Cinderella moves into production and with the completion of the
Waroonga North exploration development drive.

Darlot
Six months ended
June
2016
June
2015
Gold produced 000’oz
37.2
28.5
Yield g/t
5.02
4.14
AISC and AIC A$/oz
1,554
1,786
US$/oz
1,139
1,400

Gold production increased by 31 per cent from 28,500 ounces for the six months ended 30 June 2015 to 37,200 ounces for the six months ended 30 June 2016 due to increased tonnes and higher grade mined and processed from the Lords South Lower ore body.

Ore mined from underground increased by 5 per cent from 194,200 tonnes to 204,800 tonnes. Head grade mined increased by 18 per cent from 4.96 grams per tonne for the six months ended 30 June
2015 to 5.86 grams per tonne for the six months ended 30 June
2016. The increase in tonnes and grades was due to mining of higher grade remnant areas and extensions to the Lords South
Lower ore body. A further 25,300 tonnes at 1.35 grams per tonne were sourced from a surface oxide trial during the six months ended
June 2016 contributing approximately 1,000 ounces.
Tonnes processed increased by 7 per cent from 214,300 tonnes for the six months ended 30 June 2015 to 230,100 tonnes for the six months ended 30 June 2016. The yield increased from 4.14 grams per tonne to 5.02 grams per tonne due to higher grade ore mined, partially offset by the lower grade oxide trial.

Net operating costs, including gold-in-process movements,
increased by 14 per cent from A$36 million (US$28 million) for the six months ended 30 June 2015 to A$41 million (US$30 million) for the six months ended 30 June 2016. The increase reflects
increased volumes mined and processed as well as a A$1 million
(US$nil million) build-up for the six months ended 30 June 2016 compared with A$2 million (US$2 million) for the six months ended
30 June 2015.

Operating profit increased from A$8 million (US$6 million) to A$21 million (US$15 million) due to the higher Australian dollar gold price
(A$1,669 per ounce vs A$1,538 per ounce), partially offset by the higher net operating costs.

Capital expenditure increased by 8 per cent from A$13 million
(US$10 million) to A$14 million (US$10 million). Capital expenditure in the six months ended 30 June 2016 was mainly incurred on
exploration and the commencement of development to the Oval ore body. The Oval ore body is a recent discovery which is expected to provide the primary ore feed in 2017 and into 2018. The Oval ore body extends the life of mine allowing Darlot to maintain its strategy of self-funding exploration expenditure while it continues an aggressive exploration program to secure its future as a Gold Fields franchise asset.

All-in sustaining costs and total all-in cost decreased by 13 per cent from A$1,786 per ounce (US$1,400 per ounce) for the six months ended 30 June 2015 to A$1,554 per ounce (US$1,139 per ounce)
for the six months ended 30 June 2016 due to higher gold sold, partially offset by higher net operating costs.

Granny Smith
Six months ended
June
2016
June
2015
Gold produced 000’oz
143.7
146.6
Yield g/t
6.03
6.23
AISC and AIC A$/oz
1,068
1,008
US$/oz
783
789

Gold production decreased by 2 per cent from 146,600 ounces for the six months ended 30 June 2015 to 143,700 ounces for the six months ended 30 June 2016 due to lower grades mined in line with the mining sequence and as planned, as well as an increase in stockpiled ore as a consequence of the campaign milling.

Ore mined from underground increased by 13 per cent from 677,000 tonnes to 763,000 tonnes. Head grade mined decreased by 4 per cent from 6.77 grams per tonne for the six months ended 30 June
2015 to 6.52 grams per tonne for the six months ended 30 June
2016 in line with the mining plan.

Tonnes processed increased by 1 per cent from 731,000 tonnes for the six months ended 30 June 2015 to 741,300 tonnes for the six months ended 30 June 2016. The yield decreased from 6.23 grams per tonne to 6.03 grams per tonne due to lower head grades. The mill is not operating at capacity and the timing of the milling campaign results in variances between tonnes mined and milled in any given period which also impacts yield variances between head grade and yield.

Gold Fields H1 2016 Results
Net operating costs, including gold-in-process movements
decreased by 2 per cent from A$94 million (US$73 million) to A$92 million (US$67 million). Mining costs increased on the additional volumes, but was more than offset by the net gold in process credit associated with the respective timing of the milling campaigns, referred to above. The gold-in-process credit to cost of A$2 million
(US$1 million) for the six months ended June 2016 compared with a charge of A$6 million (US$5 million) for the six months ended June
2015. This A$8 million change in gold-in-process was mainly due to timing of the campaign milling.

Operating profit increased by 13 per cent from A$132 million
(US$103 million) for the six months ended 30 June 2015 to A$149 million (US$109 million) for the six months ended 30 June 2016 due to the higher Australian gold price (A$1,674 per ounce vs A$1,539 per ounce).

Capital expenditure increased from A$43 million (US$34 million) for the six months ended 30 June 2015 to A$51 million (US$38 million)
for the six months ended 30 June 2016. The majority of the
expenditure related to capital development, exploration and the establishment of the fresh air intake ventilation raise. The mine moved from diesel power to gas fired power in May 2016 with the completion of construction and the commissioning of the new power station. The new power station is expected to provide savings in power costs, lower maintenance costs and the risk of power
interruptions. It is also expected to reduce carbon emissions.

All-in sustaining costs and total all-in cost increased by 6 per cent from A$1,008 per ounce (US$789 per ounce) for the six months ended 30 June 2015 to A$1,068 per ounce (US$783 per ounce) for the six months ended 30 June 2016 mainly due to lower gold sold, higher capital expenditure, partially offset by the lower net operating costs.
Corporate
GOLD FIELDS APPOINTS FOUR NEW NON-EXECUTIVE
DIRECTORS TO THE BOARD

Gold Fields has announcement the appointments of four new
independent non-executive directors to its Board of Directors.
Impala Platinum CEO Terence Goodlace joined the Board as a
director on 1 July 2016, while Alhassan Andani, the Chief Executive and Executive Director of Stanbic Bank Ghana, joined on 1 August
2016. Former KPMG Africa Chair, Yunus Suleman and Peter
Bacchus, the Global Head of Mining and Metals and Joint Head of
European Investment Banking at Investment Bank Jefferies, based in London, will join the Board on 1 September 2016.

Gold Fields Chairperson Cheryl Carolus said the four new directors will ensure continuity of the skills set of the Board as a number of the current directors were approaching retirement age over the next two years. Former director David Murray stepped down from the
Board on 1 June 2016.

“The new directors provide the technical, financial, commercial and global mining experience necessary to help Gold Fields maintain and further strengthen its position as a global leader in sustainable gold mining,” Ms Carolus said.
CREDIT FACILITIES SUCCESSFULLY REFINANCED
Gold Fields successfully refinanced its US$1,440 million credit facilities due in November 2017. The new facilities amount to
US$1,290 million and comprise three tranches:
·     US$380 million: 3 year term loan – margin 250 basis points (bps)
over Libor;
·     US$360 million: 3 year revolving credit facility (RCF) (with an option to extend to up to 5 years) – margin 220bps over Libor;
and
·     US$550 million: 5 year RCF – margin 245bps over Libor.
The new facilities were concluded with a syndicate of 15 banks. On average, the interest rate on the new facilities is similar to the interest rate on the existing facilities. A total of US$645 million was drawn down from the new facilities on 13 June 2016 to repay the group’s existing US$ facilities, with US$645 million remaining unutilised. The refinancing is a key milestone in Gold Fields’ balance sheet management and increases the maturity of its debt, with the first maturity now only in June 2019 (previously November 2017).
CASH DIVIDEND
In line with the company’s dividend policy to pay out a dividend of between 25 and 35 per cent of its earnings, the Board has approved and declared an interim dividend number 84 of 50 SA cents per ordinary share (gross) in respect of the six months ended 30 June
2016. This translates to 26 per cent of normalised earnings. The interim dividend will be subject to the Dividend Withholding Tax of
15 per cent. In accordance with paragraphs 11.17(a)(i) and 11.17(c)
of the JSE Listings Requirements, the following additional
information is disclosed:

·   The dividend has been declared out of income reserves;
·   The local dividends withholding tax rate is 15 per cent (fifteen per centum);
·   The gross local dividend amount is 50 SA cents per ordinary share for shareholders exempt from dividends tax;
·   The Dividend Withholding Tax of 15 per cent (fifteen per centum)
will be applicable to this dividend;
·   The net local dividend amount is 42.500 SA cents per ordinary share for shareholders liable to pay the dividends tax;
·   Gold Fields currently has 821,532,707 ordinary shares in issue
(included in this number are 856,330 treasury shares); and
·   Gold Fields’ income tax number is 9160035607.
Shareholders are advised of the following dates in respect of the final dividend:
Interim dividend number 84: 50 SA cents per share
Last date to trade cum-dividend: Tuesday 6 September 2016
Sterling and US dollar conversion date: Wednesday 7 September 2016
Shares commence trading ex-dividend: Wednesday 7 September 2016
Record date: Friday 9 September 2016
Payment of dividend: Monday 12 September 2016
Share certificates may not be dematerialised or rematerialised between Wednesday, 7 September 2016 and Friday,
9 September 2016, both dates inclusive.
Outlook for 2016

As a result of the better than expected performance at South Deep, we have increased the 2016 production guidance for the mine to
9,000 kilograms (289,000 ounces) from 8,000 kilograms (257,000 ounces). However, we have also increased the AIC guidance for the year to R595,000 per kilogram (US$1,310 per ounce) from
R575,000 per kilogram (US$1,265 per ounce). The higher AIC
relates to increased capital expenditure of R211 million (US$15 million) to R1,210 million (US$86 million) due to a change in strategy on housing (decision to build instead of rent) and the acquisition of additional new fleet. The remainder of the increase is due to higher working costs, which comprise higher bonuses due to higher gold production achieved relative to plan as well as the investment in additional resources in line with the strategy to sustainably improve all aspects of the operation.

For Tarkwa, we have increased the 2016 AIC guidance to US$980 per ounce from US$940 per ounce, mainly due to a US$38 million increase in capital expenditure to US$166 million. The mine took advantage of the higher gold price and the benefits from the

Gold Fields H1 2016 Results

Development Agreement to increase capital stripping in order to increase flexibility for 2017 and beyond.

Based on the outperformance of the Australian operations relative to plan in the first half of 2016, we have increased the 2016 production guidance for the region to 925,000 ounces from 905,000 ounces.

Consequently, 2016 production guidance for the Group has been increased to 2.10 million ounces to 2.15 million ounces, from 2.05 million ounces to 2.10 million ounces. AISC and AIC guidance for the year remains unchanged at US$1,000 per ounce to US$1,010 per ounce and US$1,035 per ounce to US$1,045 per ounce. AIC
includes US$50 million for Salares Norte. Group capital expenditure has increased to US$655 million, from U$602 million. The cost guidance is based on unchanged exchange rate assumptions:
US$0.73 = A$1.00 and R14.14 = US$1.00.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on page 3.
BASIS OF ACCOUNTING
The unaudited condensed consolidated six monthly financial
statements are prepared in accordance with International Financial
Reporting Standard, (IAS) 34 Interim Financial Reporting, the
SAICA Financial Reporting Guides as issued by the Accounting
Practices Committee and Financial Pronouncements as issued by
Financial Reporting Standards Council and the requirements of the
Companies Act of South Africa.

The accounting policies applied in the preparation of these six monthly financial statements are in terms of International Financial
Reporting Standards and are consistent with those applied in the previous annual financial statements.
CERTIFICATION JUDGEMENT
As previously indicated, the Respondents in the Certification
Application, including Gold Fields, all opposed the certification application, which was heard by the Gauteng Local Division of the
High Court from 12 to 23 October 2015.

On 13 May 2016, the High Court ordered, amongst other things: (1)
the certification of two classes: (a) a silicosis class comprising current and former mine workers who have contracted silicosis and the dependents of mine workers who have died of silicosis; and (b)
a tuberculosis class comprising current and former mine workers who have worked on the mines for a period of not less than two years and who have contracted pulmonary tuberculosis and the dependents of deceased mine workers who died of pulmonary
tuberculosis; and (2) that the common law be developed to provide that, where a claimant commences suing for general damages and subsequently dies before close of pleadings, the claim for general damages will transmit to the estate of the deceased claimant.

The progression of the classes certified will be done in two phases:
(i) a determination of common issues, on an opt out basis, and (ii)
the hearing and determination of individualized issues, on an opt in basis. In addition, costs were awarded in favour of the Claimants.
The High Court ruling did not represent a ruling on the merits of the cases brought by the Claimants. The amount of damages has not yet been quantified for any of the claimants in the Consolidated
Class Application or for any other members of the classes.

Gold Fields and the other Respondents believe that the judgment addressed a number of highly complex and important issues,
including a far reaching amendment of the common law, that have not previously been considered by other courts in South Africa. The
High Court itself found that the scope and magnitude of the
proposed claims is unprecedented in South Africa and that the class action would address novel and complex issues of fact and law. The companies applied for leave to appeal against the judgement
because they believed that the court’s ruling on some of these issues is incorrect and that another court may come to a different decision.

On 24 June 2016, the High Court granted the mining companies leave to appeal against the finding amending the common law in respect of the transmissibility of general damages claims. It refused leave to appeal on the certification of silicosis and tuberculosis classes.

On 15 July, the Gold Fields and the other Respondents each filed petitions to the Supreme Court of Appeal for leave to appeal against the certification of the two separate classes for silicosis and tuberculosis. In an attempt to shorten any delay due to an appeal process, it is permissible to request that the appeals be dealt with on an expedited basis. The companies intend to do this, should leave to appeal be granted by the Supreme Court of Appeal.
GOLD WORKING GROUP
The Occupational Lung Disease Working Group, made up of African
Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold
Fields, Harmony and Sibanye Gold, remains of the view that
achieving a mutually acceptable comprehensive settlement which is both fair to past, present and future employees, and sustainable for the sector, is preferable to protracted litigation. Notwithstanding that the companies deny liability for the claims, the Working Group will continue with its efforts – which have been ongoing for more than a year – to find common ground with stakeholders, including the claimants’ legal representatives.

N.J. Holland
Chief Executive Officer
18 August 2016

Gold Fields H1 2016 Results
The financial statements are presented on a condensed consolidated basis
Income statement
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Six months ended
June
2016
June
2015
Revenue
1,304.9
1,270.2
Operating costs, net
(666.3)
(748.2)
– Operating costs
(691.4)
(714.1)
– Gold inventory change
25.1
(34.1)
Operating profit
638.6
522.0
Amortisation and depreciation
(299.6)
(282.5)
Net operating profit
339.0
239.5
Net interest expense
(30.6)
(34.3)
Share of equity accounted earnings after taxation
(1.6)
(4.0)
(Loss)/gain on foreign exchange
(0.1)
0.1
Gain/(loss) on financial instruments
5.5
(0.8)
Share-based payments
(5.6)
(6.1)
Long-term employee benefits
(20.1)
(3.4)
Other
(24.0)
(18.7)
Exploration and project costs
(41.0)
(32.7)
Profit before royalties, taxation and non-recurring items
221.5
139.6
Non-recurring items
6.3
(11.1)
Profit before royalties and taxation
227.8
128.5
Royalties
(38.5)
(39.5)
Profit before taxation
189.3
89.0
Mining and income taxation
(68.1)
(86.8)
– Normal taxation
(82.8)
(63.7)
– Deferred taxation
14.7
(23.1)
Net profit
121.2
2.2
Attributable to:
– Owners of the parent
115.3
(2.2)
– Non-controlling interest
5.9
4.4
Non-recurring items:
Profit on sale of investments
1.9
-
(Loss)/profit on sale of assets
(0.3)
1.8
Restructuring costs
(10.5)
(4.5)
Impairment of investments and assets
(0.2)
(8.4)
Other
15.4
-
Total non-recurring items
6.3
(11.1)
Taxation on items above
0.8
0.9
Net non-recurring items after tax
7.1
(10.2)
Net earnings/(loss)
115.3
(2.2)
Net earnings per share (cents)
14
-
Diluted earnings per share (cents)
14
-
Headline earnings
123.9
5.1
Headline earnings per share (cents)
16
1
Diluted headline earnings per share (cents)
15
1
Net earnings excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation
103.3
8.2
Net earnings per share excluding gains and losses on foreign exchange, financial instruments and non-
recurring items after royalties and taxation (cents)
13
1
US dollar/South African rand conversion rate
15.39
11.89
US dollar/Australian dollar conversion rate
0.74
0.78
Gold equivalent sold – managed eq oz (000)
1,072
1,071
Gold equivalent price received US$/eq oz
1,218
1,186
Figures may not add as they are rounded independently.
The consolidated financial statements for the six months ended 30 June 2016 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Mrs Tzvet Ilarionova, the Group's Financial Controller. This process was supervised by Mr Paul Schmidt, the Group's Chief Financial Officer.

Gold Fields H1 2016 Results

Statement of comprehensive income
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Six months ended
June
2016
June
2015
Net profit
121.2
2.2
Other comprehensive income/(loss), net of tax
7.4
(156.9)
Marked to market valuation of listed investments
3.0
-
Currency translation adjustments
4.4
(156.9)
Total comprehensive income/(loss)
128.6
(154.7)
Attributable to:
– Owners of the parent
122.7
(159.0)
– Non-controlling interest
5.9
4.3
128.6
(154.7)
Statement of financial position
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
June
2016
Dec
2015
Property, plant and equipment
4,343.8
4,312.4
Goodwill
294.1
295.3
Non-current assets
172.6
167.8
Investments
142.0
140.0
Deferred taxation
47.1
54.1
Current assets
991.3
908.1
– Other current assets
486.9
467.1
– Cash and deposits
503.4
440.0
– Assets held for sale
1.0
1.0
Total assets
5,990.9
5,877.7
Shareholders’ equity
3,043.2
2,768.0
Deferred taxation
467.4
487.3
Long-term loans
1,637.5
1,803.6
Environmental rehabilitation provisions
280.3
275.4
Long-term employee benefits
33.1
12.6
Other long-term provisions
8.1
8.7
Current liabilities
521.3
522.1
– Other current liabilities
500.0
505.4
– Current portion of long-term loans
21.3
16.7
Total equity and liabilities
5,990.9
5,877.7
US dollar/South African rand conversion rate
15.16
15.10
US dollar/Australian dollar conversion rate
0.74
0.73
Net debt
1,155.4
1,380.3
Hedging/Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
·     to protect cash flows at times of significant expenditure;
·     for specific debt servicing requirements; and
·     to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

South Africa Derivative Instrument*
On 25 February 2016, USD/ZAR forward exchange contracts (FEC’s) were entered into for a total delivery of US$69.8 million starting July 2016 until December
2016. The average forward rate achieved over the 6 month period is R16.8273, based off an average spot rate of R16.0748.
At the reporting date, the marked-to-market value on the outstanding FEC is positive US$5.6 million.
* Do not qualify for hedge accounting and are accounted for as derivative financial instruments in the income statement.

Gold Fields H1 2016 Results
Statement of changes in equity
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2015
3,471.0
(2,262.2)
1,447.4
111.9
2,768.0
Total comprehensive income - 7.4 115.3 5.9
128.6
Profit for the period - - 115.3 5.9
121.2
Other comprehensive income - 7.4 - -
7.4
Dividends declared - - (10.6) -
(10.6)
Share-based payments - 5.6 - -
5.6
Share issue 151.5
-
-
-
151.5
Balance as at 30 June 2016
3,622.5
(2,249.2)
1,552.1
117.9
3,043.2
UNITED STATES DOLLARS
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2014
3,470.8
(1,636.5)
1,704.6
124.5
3,663.3
Total comprehensive (loss)/income - (156.8) (2.2) 4.3
(154.7)
(Loss)/profit for the period - - (2.2) 4.4
(2.2)
Other comprehensive loss - (156.8) - (0.1)
(156.9)
Dividends declared - - (12.8) (4.6)
(17.4)
Share-based payments - 6.1 - -
6.1
Exercise of employee share options 0.1 - - -
0.1
Balance as at 30 June 2015
3,470.9
(1,787.2)
1,689.6
124.2
3,497.4
Debt maturity ladder
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
31 Dec 2016
31 Dec 2017
1 Jan 2018 to
31 Dec 2021
Total
Uncommitted loan facilities
US dollar million - - -
-
Rand million 1,650.0 - -
1,650.0
Rand debt translated to dollar 108.8 - -
108.8
Total (US$’m)
108.8
-
-
108.8
Committed loan facilities
US dollar million - 220.0 2,283.3
2,503.3
Rand million 500.0 - 1,500.0
2,000.0
Rand debt translated to dollar 33.0 - 98.9
131.9
Total (US$’m)
33.0
220.0
2,382.2
2,635.2
Total (US$’m) – Uncommitted and committed loan
facilities
141.8
220.0
2,382.2
2,744.0
Utilisation – Uncommitted loan facilities
Rand million 323.0 - -
323.0
US dollar million - - -
-
Rand debt translated to dollar 21.3 - -
21.3
Total (US$’m)
21.3
-
-
21.3
Utilisation – Committed loan facilities (including US$ bond)
US dollar million - 127.0 1,490.7
1,617.7
Rand million - - 300.0
300.0
Rand debt translated to dollar - - 19.8
19.8
Total (US$’m)
-
127.0
1,510.5
1,637.5
Total (US$’m) – Utilisation – Uncommitted and committed
loan facilities
21.3
127.0
1,510.5
1,658.8
Exchange rate: US$1 = R15.16 being the closing rate for six months ended June 2016.

Gold Fields H1 2016 Results

Statement of cash flows
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Six months ended
June
2016
June
2015
Cash flows from operating activities
383.9
341.5
Profit before royalties, tax and non-recurring items
221.5
139.6
Non-recurring items
6.3
(11.1)
Amortisation and depreciation
299.6
282.5
South Deep BEE dividend
(1.3)
(1.7)
Change in working capital
(12.7)
43.4
Royalties and taxation paid
(126.5)
(118.5)
Other non-cash items
(3.0)
7.3
Dividends paid
(10.6)
(17.5)
Owners of the parent
(10.6)
(12.8)
Non-controlling interest holders
-
(4.7)
Cash flows from investing activities
(320.8)
(340.1)
Capital expenditure – additions
(316.4)
(333.1)
Capital expenditure – proceeds on disposal
1.2
2.4
Proceeds on disposal of investments
2.7
-
Environmental payments
(8.3)
(9.4)
Cash flows from financing activities
6.5
(18.0)
Loans received
421.6
346.2
Loans repaid
(566.6)
(364.2)
Proceeds on issue of shares
151.5
-
Net cash inflow/(outflow)
59.0
(34.1)
Translation adjustment
4.4
(8.8)
Cash at beginning of period
440.0
458.0
Cash at end of period
503.4
415.1
Cash flow from operating activities less net capital expenditure and environmental payments
60.4
1.4

Reconciliation of headline earnings with net earnings
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Six months ended
June
2016
June
2015
Net earnings/(loss)
115.3
(2.2)
Profit on sale of investments
(1.9)
-
Loss/(profit) on sale of assets
0.3
(1.8)
Taxation effect on sale of assets
(0.1)
0.7
Impairment of investments and assets and other
14.7
8.4
Taxation on impairment of investments and assets
(4.4)
-
Headline earnings
123.9
5.1
Headline earnings per share – cents
16
1
Based on headline earnings as given above divided by 799,322,449 (June 2015 – 773,617,220) being the weighted average number of ordinary shares in issue.

Gold Fields H1 2016 Results
Segmental operating and financial results
South Africa
Region
West Africa Region
South America
Region
Total Mine
Operations
Ghana
Peru
UNITED STATES DOLLARS
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Operating Results
Ore milled/treated (000 tonnes)
Six months to June 2016
16,961
1,144
8,807
6,797
2,010
3,526
Six months to Dec 2015
16,680
936
8,899
6,714
2,185
3,480
Six months to June 2015
16,333
560
8,916
6,806
2,110
3,230
Yield (grams per tonne)
Six months to June 2016
2.0
4.0
1.2
1.3
1.1
1.1
Six months to Dec 2015
2.2
4.1
1.3
1.4
1.2
1.3
Six months to June 2015
2.0
4.2
1.3
1.3
1.2
1.4
Gold produced (000 managed
Six months to June 2016
1,079.1
140.0
345.5
273.5
71.9
127.5
equivalent ounces)
Six months to Dec 2015
1,161.6
123.1
381.4
294.1
87.3
145.4
Six months to June 2015
1,074.0
75.0
372.5
292.0
80.5
150.2
Gold sold (000 managed
Six months to June 2016
1,071.7
140.0
345.5
273.5
71.9
120.1
equivalent ounces)
Six months to Dec 2015
1,162.3
123.1
381.4
294.1
87.3
146.1
Six months to June 2015
1,071.0
75.0
372.5
292.0
80.5
147.2
Gold price received (dollar per
Six months to June 2016
1,218
1,219
1,217
1,219
1,211
1,227
equivalent ounce)
Six months to Dec 2015
1,097
1,154
1,117
1,117
1,117
932
Six months to June 2015
1,186
1,204
1,207
1,207
1,208
1,059
Operating costs (dollar per tonne)
Six months to June 2016
41
111
27
24
36
19
Six months to Dec 2015
43
132
29
25
42
21
Six months to June 2015
44
201
29
25
44
22
All-in-sustaining costs (dollar per ounce)
Six months to June 2016
983
1,229
1,052
993
1,260
489
Six months to Dec 2015
931
1,233
944
834
1,314
994
Six months to June 2015
1,078
1,912
1,156
1,106
1,336
423
Total all-in-cost (dollar per ounce)
Six months to June 2016
987
1,257
1,052
993
1,260
489
Six months to Dec 2015
936
1,279
944
834
1,314
994
Six months to June 2015
1,086
2,020
1,156
1,106
1,336
423
Financial Results ($ million)
Revenue
Six months to June 2016
1,304.9
170.7
420.5
333.5
87.0
147.4
Six months to Dec 2015
1,275.2
142.1
426.0
328.5
97.6
136.2
Six months to June 2015
1,270.2
90.3
449.6
352.4
97.2
97.2
156.0
Net operating costs
Six months to June 2016
(666.6)
(127.3)
(230.0)
(156.3)
(73.7)
(62.5)
Six months to Dec 2015
(708.7)
(124.0)
(251.5)
(158.7)
(92.8)
(73.8)
Six months to June 2015
(748.2)
(112.7)
(261.8)
(168.2)
(93.6)
(71.0)
– Operating costs
Six months to June 2016
(691.7)
(127.3)
(238.1)
(165.1)
(73.0)
(68.3)
Six months to Dec 2015
(717.9)
(124.0)
(258.3)
(166.4)
(92.0)
(73.1)
Six months to June 2015
(714.1)
(112.7)
(260.2)
(167.8)
(92.4)
(70.7)
– Gold inventory change
Six months to June 2016
25.1
-
8.2
8.9
(0.7)
5.8
Six months to Dec 2015
9.3
-
6.8
7.7
(0.9)
(0.7)
Six months to June 2015
(34.1)
-
(1.7)
(0.4)
(1.2)
(0.3)
Operating profit/(loss)
Six months to June 2016
638.3
43.4
190.5
177.2
13.3
84.9
Six months to Dec 2015
566.6
18.1
174.5
169.8
4.8
62.4
Six months to June 2015
522.0
(22.4)
187.8
184.2
3.6
85.0
Amortisation of mining assets
Six months to June 2016
(295.6)
(31.2)
(86.8)
(81.7)
(5.1)
(59.0)
Six months to Dec 2015
(326.7)
(36.0)
(101.8)
(87.4)
(14.4)
(56.8)
Six months to June 2015
(281.9)
(31.9)
(86.9)
(74.9)
(12.0)
(43.4)
Net operating profit/(loss)
Six months to June 2016
342.7
12.2
103.7
95.5
8.2
25.8
Six months to Dec 2015
239.9
(17.9)
72.8
82.4
(9.6)
5.7
Six months to June 2015
240.2
(54.3)
100.9
109.3
(8.4)
(8.4)
41.7
Other expenses
Six months to June 2016
(48.3)
(0.2)
(11.3)
(8.3)
(3.0)
(13.3)
Six months to Dec 2015
(36.0)
(3.1)
(2.1)
(0.1)
(2.0)
(10.0)
Six months to June 2015
(46.7)
(6.4)
(9.5)
(6.8)
(2.7)
(7.0)
Profit/(loss) before royalties and
Six months to June 2016
294.4
12.0
92.4
87.2
5.2
12.6
taxation
Six months to Dec 2015
212.4
(47.2)
86.1
101.2
(15.0)
38.8
Six months to June 2015
193.4
(60.7)
91.3
102.5
(11.2)
34.6
Royalties, mining and income taxation
Six months to June 2016
(101.9)
(5.9)
(23.5)
(19.1)
(4.3)
(8.9)
Six months to Dec 2015
(190.5)
2.9
(68.7)
(46.3)
(22.4)
(69.4)
Six months to June 2015
(119.2)
18.0
(46.2)
(47.0)
0.8
(42.4)
– Normal taxation
Six months to June 2016
(39.3)
-
(22.7)
(22.7)
-
(16.7)
Six months to Dec 2015
(100.4)
-
(21.6)
(20.9)
(0.7)
(12.1)
Six months to June 2015
(34.6)
-
(13.8)
(13.8)
-
(20.8)
– Royalties
Six months to June 2016
(38.5)
(0.9)
(21.0)
(16.7)
(4.3)
(2.1)
Six months to Dec 2015
(36.4)
(0.7)
(21.3)
(16.4)
(4.8)
(0.8)
Six months to June 2015
(39.5)
(0.5)
(22.5)
(17.6)
(4.9)
(2.3)
– Deferred taxation
Six months to June 2016
(24.0)
(5.1)
20.2
20.2
-
9.8
Six months to Dec 2015
(53.6)
3.6
(25.8)
(9.0)
(16.7)
(56.5)
Six months to June 2015
(45.1)
18.5
(9.9)
(15.6)
5.7
(19.2)
Profit/(loss) before non-recurring
Six months to June 2016
192.5
6.1
68.9
68.1
0.8
3.7
items
Six months to Dec 2015
13.4
(18.1)
2.0
36.0
(34.0)
(73.7)
Six months to June 2015
74.1
(42.7)
45.2
55.5
(10.3)
(7.8)
Non-recurring items
Six months to June 2016
(10.8)
-
(10.1)
(0.2)
(9.8)
-
Six months to Dec 2015
(59.3)
6.2
(47.5)
(2.8)
(44.7)
(11.8)
Six months to June 2015
(2.7)
(0.6)
(1.3)
(1.0)
(0.3)
-
Net profit/(loss)
Six months to June 2016
181.7
6.1
58.9
67.2
(9.0)
3.6
Six months to Dec 2015
(45.9)
(11.8)
(45.6)
33.1
(78.7)
(85.5)
Six months to June 2015
71.4
(43.4)
43.9
54.5
(10.6)
(7.9)
Net profit/(loss) excluding gains and
Six months to June 2016
162.3
9.9
48.3
67.2
(18.9)
3.9
losses on foreign exchange,
Six months to Dec 2015
106.4
(7.6)
21.9
34.4
(12.4)
(12.4)
(13.0)
financial instruments
Six months to June 2015
71.6
(43.8)
45.1
55.4
(10.3)
(8.3)
and non-recurring items
Capital expenditure
Six months to June 2016
(316.0)
(44.3)
(102.2)
(91.2)
(10.9)
(12.8)
Six months to Dec 2015
(300.9)
(31.7)
(80.2)
(71.4)
(8.7)
(46.0)
Six months to June 2015
(332.9)
(35.2)
(140.9)
(132.7)
(8.2)
(18.8)
Average exchange rates were US$1 = R15.39 for June 2016, US$1 = R13.46 for December 2015 and US$1 = R11.89 for June 2015.
The Australian/US dollar exchange rates were A$1 = US$0.74 for June 2016, A$1 = US$0.72 for December 2015 and A$1 = US$0.78 for June 2015.
Figures may not add as they are rounded independently.

Gold Fields H1 2016 Results

Segmental operating and financial results
Australia Region
#
AUSTRALIAN
DOLLARS
1
SOUTH
AFRICAN
RAND
2
Australia
Australia Region
¤
South Africa
Region
UNITED STATES DOLLARS
Total
St Ives
Agnew/
Lawlers
Darlot
Granny
Smith
Total
St Ives
Agnew/
Lawlers
Darlot
Granny
Smith
South
Deep
Operating Results
Ore milled/treated
Six months to June 2016
3,484
1,947
566
230
741
3,484
1,947
566
230
741
1,144
(000 tonnes)
Six months to Dec 2015
3,366
1,811
592
243
720
3,366
1,811
592
243
720
936
Six months to June 2015
3,267
2,056
626
214
731
3,627
2,056
626
214
731
560
Yields
Six months to June 2016
4.2
2.8
6.0
5.0
6.0
4.2
2.8
6.0
5.0
6.0
3.8
(grams per tonne)
Six months to Dec 2015
4.7
3.2
6.5
6.4
6.7
4.7
3.2
6.5
6.4
6.7
4.1
Six months to June 2015
4.1
2.8
5.6
4.1
6.2
4.1
2.8
5.6
4.1
6.2
4.2
Gold produced
Six months to June 2016
466.1
175.9
109.3
37.2
143.7
466.1
175.9
109.3
37.2
143.7
4,356
(000 managed
Six months to Dec 2015
511.7
184.0
123.2
49.9
154.5
511.7
184.0
123.2
49.9
154.5
3,828
equivalent ounces)
Six months to June 2015
476.4
187.9
113.4
28.5
146.6
476.4
187.9
113.4
28.5
146.6
2,332
Gold sold
Six months to June 2016
466.1
175.9
109.3
37.2
143.7
466.1
175.9
109.3
37.2
143.7
4,356
(000 managed
Six months to Dec 2015
511.7
184.0
123.2
49.9
154.5
511.7
184.0
123.2
49.9
154.5
3,828
equivalent ounces)
Six months to June 2015
476.4
187.9
113.4
28.5
146.6
476.4
187.9
113.4
28.5
146.6
2,332
Gold price received
Six months to June 2016
1,215
1,211
1,202
1,224
1,228
1,657
1,651
1,639
1,669
1,674
601,187
(dollar per
Six months to Dec 2015
1,115
1,112
1,113
1,142
1,111
1,542
1,545
1,540
1,553
1,538
489,289
equivalent ounce)
Six months to June 2015
1,206
1,207
1,204
1,204
1,205
1,540
1,542
1,538
1,538
1,539
460,152
Operating costs
Six months to June 2016
74
47
119
133
93
101
64
162
181
126
1,712
(dollar per tonne)
Six months to Dec 2015
78
53
117
126
94
108
73
162
174
129
2,001
Six months to June 2015
75
48
117
137
94
95
62
150
174
120
2,392
All-in-sustaining costs
Six months to June 2016
928
915
1,068
1,139
783
1,265
1,247
1,456
1,553
1,068
608,825
(dollar per ounce)
Six months to Dec 2015
838
856
920
862
740
1,162
1,197
1,272
1,188
1,024
532,539
Six months to June 2015
990
1,079
1,001
1,400
789
1,263
1,375
1,277
1,786
1,008
731,017
Total all-in-cost
Six months to June 2016
928
915
1,068
1,139
783
1,265
1,247
1,456
1,553
1,068
622,453
(dollar per ounce)
Six months to Dec 2015
838
856
920
862
740
1,162
1,197
1,272
1,188
1,024
552,635
Six months to June 2015
990
1,079
1,001
1,400
789
1,263
1,375
1,277
1,786
1,008
772,702
Financial Results ($ million)
Revenue
Six months to June 2016
566.4
212.9
131.4
45.5
176.5
772.0
290.3
179.1
62.0
240.6
2,626.9
Six months to Dec 2015
570.5
204.6
137.2
57.0
171.7
789.1
284.2
189.7
77.5
237.6
1,873.0
Six months to June 2015
574.4
226.8
136.5
34.3
176.7
733.5
289.7
174.4
43.9
225.6
1,073.1
Net operating
Six months to June 2016
(246.9)
(79.4)
(70.0)
(30.1)
(67.3)
(336.5)
(108.3)
(95.4)
(41.1)
(91.7)
(1,958.6)
costs
Six months to Dec 2015
(259.4)
(91.5)
(68.7)
(31.2)
(68.0)
(361.2)
(128.7)
(95.3)
(42.9)
(94.4)
(1,660.5)
Six months to June 2015
(302.7)
(128.7)
(72.7)
(28.0)
(73.4)
(386.5)
(164.3)
(92.8)
(35.7)
(93.7)
(1,339.7)
– Operating costs
Six months to June 2016
(258.0)
(91.4)
(67.4)
(30.5)
(68.7)
(351.6)
(124.6)
(91.8)
(41.6)
(93.6)
(1,958.6)
Six months to Dec 2015
(262.5)
(95.6)
(69.1)
(30.5)
(67.2)
(363.8)
(132.7)
(95.8)
(42.2)
(93.1)
(1,660.5)
Six months to June 2015
(270.5)
(99.2)
(73.4)
(29.2)
(68.7)
(345.5)
(126.6)
(93.8)
(37.3)
(87.7)
(1,339.7)
– Gold inventory
Six months to June 2016
11.1
12.0
(2.6)
0.4
1.4
15.1
16.3
(3.6)
0.5
1.9
-
Six months to Dec 2015
3.1
4.1
0.4
(0.7)
(0.7)
2.6
4.0
0.5
(0.7)
(1.2)
-
Six months to June 2015
(32.3)
(29.5)
0.8
1.2
(4.7)
(41.4)
(37.7)
1.0
1.6
(6.0)
-
Operating
Six months to June 2016
319.5
133.5
61.4
15.4
109.2
435.5
182.0
83.7
20.9
148.9
668.3
profit/loss
Six months to Dec 2015
311.1
113.2
68.5
25.8
103.7
427.9
155.5
94.4
34.7
143.3
212.5
Six months to June 2015
271.7
98.2
63.9
6.4
103.3
347.0
125.4
81.6
8.1
131.9
(266.6)
Amortisation of
Six months to June 2016
(118.5)
(161.5)
(480.3)
mining assets
Six months to Dec 2015
(132.1)
(181.8)
(482.2)
Six months to June 2015
(119.7)
(152.9)
(378.8)
Net operating
Six months to June 2016
201.0
274.0
188.0
profit/(loss)
Six months to Dec 2015
179.1
246.1
(269.7)
Six months to June 2015
152.0
194.1
(645.4)
Other expenses
Six months to June 2016
(23.6)
(32.1)
(2.9)
Six months to Dec 2015
(20.9)
(29.0)
(44.1)
Six months to June 2015
(23.7)
(30.3)
(76.6)
Profit/(loss) before
Six months to June 2016
177.4
241.9
185.1
royalties and
Six months to Dec 2015
134.6
178.4
(592.4)
taxation
Six months to June 2015
128.3
163.8
(722.0)
Royalties, mining
Six months to June 2016
(63.6)
(86.7)
(91.3)
and income
Six months to Dec 2015
(55.5)
(76.3)
51.3
taxation
Six months to June 2015
(48.7)
(62.1)
214.2
– Normal taxation
Six months to June 2016
-
-
-
Six months to Dec 2015
(66.7)
(88.6)
-
Six months to June 2015
-
-
-
– Royalties
Six months to June 2016
(14.6)
(19.9)
(13.1)
Six months to Dec 2015
(13.8)
(19.1)
(9.3)
Six months to June 2015
(14.2)
(18.2)
(5.4)
– Deferred taxation
Six months to June 2016
(49.0)
(66.8)
(78.2)
Six months to Dec 2015
25.0
31.4
60.6
Six months to June 2015
(34.4)
(44.0)
219.6
Profit/(loss) before
Six months to June 2016
113.9
155.2
93.8
non-recurring
Six months to Dec 2015
102.6
140.8
(262.5)
items
Six months to June 2015
79.6
101.7
(507.8)
Non-recurring
Six months to June 2016
(0.8)
(1.0)
-
items
Six months to Dec 2015
(6.1)
(8.3)
77.5
Six months to June 2015
(0.8)
(1.0)
(7.7)
Net profit/(loss)
Six months to June 2016
113.1
154.2
93.8
Six months to Dec 2015
96.5
132.5
(185.0)
Six months to June 2015
78.8
100.6
(515.5)
Net profit/(loss)
Six months to June 2016
100.2
136.5
153.0
excluding gains and
Six months to Dec 2015
105.0
152.6
(130.7)
losses on foreign
Six months to June 2015
78.8
91.6
(520.9)
exchange, financial
instruments and
non-recurring items
Capital expenditure
Six months to June 2016
(156.7)
(69.3)
(39.8)
(9.9)
(37.7)
(213.6)
(94.4)
(54.2)
(13.5)
(51.4)
(682.3)
Six months to Dec 2015
(142.8)
(54.7)
(38.7)
(9.9)
(38.8)
(196.0)
(75.8)
(53.3)
(13.6)
(53.3)
(429.9)
Six months to June 2015
(138.0)
(59.9)
(34.3)
(10.2)
(33.7)
(176.2)
(76.5)
(43.8)
(13.0)
(43.0)
(418.5)
#
As a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
1
For Australia, all financial numbers are in Australian dollar.
2
For South Africa, all financial numbers are in Rand and Rand per kilogram.
Figures may not add as they are rounded independently.

Gold Fields H1 2016 Results
All-in-costs
WORLD GOLD COUNCIL INDUSTRY STANDARD
Figures are in US dollar million unless otherwise stated
Total Group
Operations
South Africa
Region
West Africa Region
South
America
Region
Ghana
Peru
UNITED STATES DOLLARS
South Deep
Total
Tarkwa                    Damang
Cerro
Corona
Operating costs
(1)
Six months to June 2016
(691.4)
(127.3)
(238.1)                (165.1)                           (73.0)
(68.3)
Six months to Dec 2015
(717.2)
(124.0)
(258.3)                (166.4)                           (92.0)
(73.1)
Six months to June 2015
(714.1)
(112.7)
(260.2)                (167.8)                           (92.4)
(70.7)
Gold inventory change
Six months to June 2016
25.1
-
8.2                     8.9
(0.7)
5.8
Six months to Dec 2015
9.3
-
6.8                     7.7
(0.9)
(0.7)
Six months to June 2015
(34.1)
-
(1.7)                    (0.4)                             (1.2)
(0.3)
Inventory write-off
Six months to June 2016
-
-
-                         -                                   -
-
Six months to Dec 2015
(8.0)
-
(8.0)                          -
(8.0)
-
Six months to June 2015
-
-
-                         -                                   -
-
Royalties
Six months to June 2016
(38.5)
(0.9)
(21.0)                  (16.7)                            (4.3)
(2.1)
Six months to Dec 2015
(36.4)
(0.7)
(21.3)                  (16.4)                            (4.8)
(0.8)
Six months to June 2015
(39.5)
(0.5)
(22.5)                  (17.6)                            (4.9)
(2.3)
Realised gains/losses on
Six months to June 2016
(1.5)
-
-                         -                                  -
-
commodity cost hedges
Six months to Dec 2015
(6.0)
-
-                         -                                  -
-
Six months to June 2015
(6.1)
-
-                         -                                  -
-
Community/social
Six months to June 2016
(5.2)
(0.5)
(1.1)                   (1.0)                             (0.1)
(3.6)
responsibility costs
Six months to Dec 2015
(7.5)
(0.8)
(0.7)                   (0.7)
-
(6.1)
Six months to June 2015
(4.6)
(0.9)
(1.5)                   (1.4)                              (0.1)
(2.2)
Non-cash remuneration –
Six months to June 2016
(5.6)
(0.9)
(1.0)                   (0.9)                              (0.1)
(0.7)
share-based payments
Six months to Dec 2015
(4.9)
(0.4)
(0.8)                   (0.7)                              (0.1)
(0.5)
Six months to June 2015
(6.1)
(0.6)
(1.0)                   (0.8)                              (0.2)
(0.7)
Cash remuneration (long-term
Six months to June 2016
(20.1)
(2.3)
(5.6)                   (4.6)                              (1.0)
(3.5)
employee benefits)
Six months to Dec 2015
(1.9)
0.3
(0.1)                   (0.2)
-
(0.3)
Six months to June 2015
(3.4)
(1.3)
(1.6)                   (1.2)                             (0.4)
(0.5)
Other
Six months to June 2016
(6.9)
-
-                        -                                   -
(0.4)
Six months to Dec 2015
(4.2)
-
-                        -                                   -
-
Six months to June 2015
(4.3)
-
-                        -                                   -
-
By-product credits
Six months to June 2016
57.1
0.2
1.4                    1.4
-
54.8
Six months to Dec 2015
53.8
0.3
4.6                    4.6
-
48.3
Six months to June 2015
66.9
0.1
0.9                    0.9
-
65.5
Rehabilitation amortisation
Six months to June 2016
(11.3)
(0.2)
(2.6)                   (2.3)                           (0.3)
(2.0)
and interest
Six months to Dec 2015
(11.8)
(0.4)
(2.0)                   (1.7)                           (0.3)
(2.5)
Six months to June 2015
(13.3)
(0.4)
(2.3)                   (2.0)                           (0.3)
(2.5)
Sustaining capital expenditure
Six months to June 2016
(312.1)
(40.4)
(102.2)                 (91.2)                         (10.9)
(12.8)
Six months to Dec 2015
(294.8)
(26.1)
(80.2)                 (71.4)                          (8.7)
(46.0)
Six months to June 2015
(325.0)
(27.1)
(140.9)               (132.7)
(8.2)
(18.8)
All-in sustaining costs
(2)
Six months to June 2016
(1,010.5)
(172.2)
(362.1)               (271.6)                         (90.5)
(32.7)
Six months to Dec 2015
(1,030.2)
(151.8)
(360.0)               (245.4)                       (114.8)
(81.6)
Six months to June 2015
(1,083.4)
(143.3)
(430.6)               (323.0)                       (107.6)
(32.5)
Exploration, feasibility
Six months to June 2016
(28.0)
-
-                       -                                 -
-
and evaluation costs
Six months to Dec 2015
(8.5)
-
-                       -                                 -
-
Six months to June 2015
(17.5)
-
-                       -                                 -
-
Non-sustaining capital
Six months to June 2016
(4.3)
(3.9)
-                       -                                 -
-
expenditure
Six months to Dec 2015
(6.1)
(5.6)
-                       -                                 -
-
Six months to June 2015
(8.1)
(8.1)
-                       -                                 -
-
Total all-in cost
(3)
Six months to June 2016
(1,042.8)
(176.1)
(362.1)               (271.6)                        (90.5)
(32.7)
Six months to Dec 2015
(1,044.8)
(157.4)
(360.0)               (245.4)                      (114.8)
(81.6)
Six months to June 2015
(1,109.0)
(151.4)
(430.6)               (323.0)                      (107.6)
(32.5)
Total all-in sustaining cost
Six months to June 2016
(1,010.5)
(172.2)
(362.1)               (271.6)                       (90.5)
(32.7)
Six months to Dec 2015
(1,030.2)
(151.8)
(360.0)               (245.4)                     (114.8)
(81.6)
Six months to June 2015
(1,083.4)
(143.3)
(430.6)               (323.0)                     (107.6)
(32.5)
Gold only ounces sold
Six months to June 2016
1,018.4
140.0
345.5                273.5                          71.9
66.8
– (000 ounces)
Six months to Dec 2015
1,098.3
123.1
381.4                294.1                          87.3
82.1
Six months to June 2015
1,000.5
75.0
372.5                 292.0                         80.5
76.7
AISC per ounce of gold sold
Six months to June 2016
992
1,229
1,052                    993
1,260
489
US$/oz
Six months to Dec 2015
938
1,233
944                    834
1,314
994
Six months to June 2015
1,083
1,912
1,156                 1,106                         1,336
423
Total all-in cost
Six months to June 2016
(1,042.8)
(176.1)
(362.1)               (271.6)                          (90.5)
(32.7)
Six months to Dec 2015
(1,044.8)
(157.4)
(360.0)               (245.4)                        (114.8)
(81.6)
Six months to June 2015
(1,109.0)
(151.4)
(430.6)               (323.0)                        (107.6)
(32.5)
Gold only ounces sold
Six months to June 2016
1,018.4
140.0
345.5                273.5                            71.9
66.8
– (000 ounces)
Six months to Dec 2015
1,098.3
123.1
381.4                 294.1                           87.3
82.1
Six months to June 2015
1,000.5
75.0
372.5                 292.0                           80.5
76.7
AIC per ounce of gold sold
Six months to June 2016
1,024
1,257
1,052                    993
1,260
489
US$/oz
Six months to Dec 2015
951
1,279
944                    834
1,314
994
Six months to June 2015
1,108
2,020
1,156                 1,106                         1,336
423
DEFINITIONS
All-in costs are calculated in accordance with the World Gold Council Industry standard.
(1)
Operating costs – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.
(2)
All-in sustaining costs – Include operating costs and costs detailed above, including sustaining capital expenditure based on managed gold sales.
(3)
Total all-in cost – Includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments (other than inventory impairments), financing costs, one-time severance charges and items to normalise earnings.

Gold Fields H1 2016 Results

All-in-costs
WORLD GOLD COUNCIL INDUSTRY STANDARD
Figures are in US dollar million unless otherwise stated
Australia Region
Corporate
and
projects
Australia
UNITED STATES DOLLARS
Total
St
Ives
Agnew/
Lawlers
Darlot           Granny Smith
Operating costs
(1)
Six months to June 2016
(258.0)                (91.4)                       (67.4)                         (30.5)                      (68.7)
0.2
Six months to Dec 2015
(262.5)                (95.6)                        (69.1)                        (30.5)                      (67.2)
0.8
Six months to June 2015
(270.5)                 (99.2)                       (73.4)                        (29.2)                      (68.7)
-
Gold inventory change
Six months to June 2016
11.1                  12.0                         (2.6)                           0.4                           1.4
-
Six months to Dec 2015
3.1                    4.1                           0.4
(0.7)
(0.7)
-
Six months to June 2015
(32.2)                (29.5)
0.8
1.2                        (4.7)
-
Inventory write-off
Six months to June 2016
-                        -                             -                                 -                               -
-
Six months to Dec 2015
-                        -                             -                                 -                               -
-
Six months to June 2015
-                        -                             -                                 -                               -
-
Royalties
Six months to June 2016
(14.6)                  (5.5)                       (3.5)                           (1.2)                         (4.4)
-
Six months to Dec 2015
(13.8)                  (4.9)                       (3.4)                           (1.3)                         (4.3)
-
Six months to June 2015
(14.2)                  (5.8)                       (3.2)                           (0.8)                         (4.4)
-
Realised gains/losses on
Six months to June 2016
(1.5)                  (0.6)                       (0.2)                           (0.1)                         (0.7)
-
commodity cost hedges
Six months to Dec 2015
(6.0)                  (2.5)                       (0.7)                           (0.3)                         (2.6)
-
Six months to June 2015
(6.2)                  (2.5)                       (0.8)                           (0.2)                         (2.6)
-
Community/social
Six months to June 2016
-                        -                           -                                  -                               -
-
responsibility costs
Six months to Dec 2015
-                        -                           -                                  -                               -
-
Six months to June 2015
-                        -                           -                                  -                               -
-
Non-cash remuneration –
Six months to June 2016
(1.4)                  (0.6)                     (0.3)                            (0.2)                          (0.3)
(1.5)
share-based payments
Six months to Dec 2015
(1.1)                  (0.5)                     (0.3)                            (0.1)                          (0.2)
(2.0)
Six months to June 2015
(1.5)                  (0.7)                     (0.4)                            (0.1)                          (0.2)
(2.4)
Cash remuneration (long-term
Six months to June 2016
(5.6)                  (1.6)                     (1.4)                            (1.0)                          (1.5)
(3.2)
employee benefits)
Six months to Dec 2015

0.4                    0.3
(0.1)
-                            0.2
(1.9)
Six months to June 2015
(1.6)                   (0.5)                    (0.4)                            (0.2)                           (0.5)
1.3
Other
Six months to June 2016
-                        -                          -                                  -                                 -
(6.5)
Six months to Dec 2015
-                        -                          -                                  -                                 -
(4.2)
Six months to June 2015
-                        -                          -                                  -                                 -
(4.3)
By-product credits
Six months to June 2016
0.6                     0.3                      0.1                              0.1
-
-
Six months to Dec 2015
0.6                     0.2                      0.2                              0.2                              0.1
-
Six months to June 2015
0.4                     0.3                      0.1
-
-
-
Rehabilitation amortisation
Six months to June 2016
(6.5)                    (4.1)                    (1.6)                            (0.1)                           (0.7)
-
and interest
Six months to Dec 2015
(6.9)                    (4.0)                    (1.6)                            (0.4)                           (0.9)
-
Six months to June 2015
(8.0)                    (4.9)                    (1.8)                            (0.4)                           (0.9)
-
Sustaining capital expenditure
Six months to June 2016
(156.7)                   (69.3)                  (39.8)                           (9.9)                         (37.7)
-
Six months to Dec 2015
(142.8)                   (54.7)                  (38.7)                           (9.9)                         (38.8)
-
Six months to June 2015
(138.0)                    (59.9)                 (34.3)                         (10.2)                         (33.7)
-
All-in sustaining costs
(2)
Six months to June 2016
(432.5)                  (160.9)               (116.7)                         (42.3)                       (112.6)
-
Six months to Dec 2015
(429.0)                  (157.4)               (113.3)                         (43.1)                       (114.3)
(7.4)
Six months to June 2015
(471.8)                  (202.7)               (113.5)                         (39.9)                       (115.7)
(5.4)
Exploration, feasibility
Six months to June 2016
-                           -                        -                                 -                                  -
(28.0)
and evaluation costs
Six months to Dec 2015
-                           -                        -                                 -                                  -
(8.5)
Six months to June 2015
-                           -                        -                                 -                                  -
(17.5)
Non-sustaining capital
Six months to June 2016
-                           -                        -                                 -                                  -
(0.4)
expenditure
Six months to Dec 2015
-                           -                        -                                 -                                  -
(0.5)
Six months to June 2015
-                           -                        -                                 -                                  -
-
Total all-in cost
(3)
Six months to June 2016
(432.5)                  (160.9)              (116.7)                         (42.3)                        (112.6)
(39.0)
Six months to Dec 2015
(429.0)                  (157.4)              (113.3)                         (43.1)                        (114.3)
(16.4)
Six months to June 2015
(471.8)                  (202.7)              (113.5)                         (39.9)                        (115.7)
(22.9)
Total all-in sustaining cost
Six months to June 2016
(432.5)                  (160.9)              (116.7)                         (42.3)                        (112.6)
(11.0)
Six months to Dec 2015
(429.0)                  (157.4)               (113.3)                        (43.1)                        (114.3)
(7.4)
Six months to June 2015
(471.8)                  (202.7)               (113.5)                        (39.9)                        (115.7)
(5.4)
Gold only ounces sold
Six months to June 2016
466.1                   175.9                 109.3                          37.2                          143.7
-
– (000 ounces)
Six months to Dec 2015
511.7                   184.0                 123.2                          49.9                          154.5
-
Six months to June 2015
476.4                   187.9                 113.4                          28.5                          146.5
-
AISC per ounce of gold sold
Six months to June 2016
928                      915
1,068
1,139                             783
-
US$/oz
Six months to Dec 2015
838                      856                  920                             862                              740
-
Six months to June 2015
990                   1,079               1,001                          1,400                              789
-
Total all-in cost
Six months to June 2016
(432.5)                  (160.9)             (116.7)                         (42.3)                         (112.6)
(39.0)
Six months to Dec 2015
(429.0)                  (157.4)             (113.3)                         (43.1)                         (114.3)
(16.4)
Six months to June 2015
(471.8)                  (202.7)             (113.5)                         (39.9)                         (115.7)
(22.9)
Gold only ounces sold
Six months to June 2016
466.1                   175.9               109.3                          37.2                             143.7
-
– (000 ounces)
Six months to Dec 2015
511.7                   184.0               123.2                          49.9                             154.5
-
Six months to June 2015
476.4                   187.9               113.4                          28.5                             146.5
-
AIC per ounce of gold sold
Six months to June 2016
928                       915
1,068
1,139                               783
-
US$/oz
Six months to Dec 2015
838                       856                 920                             862                               740
-
Six months to June 2015
990                    1,079              1,001                          1,400                               789
-

Gold Fields H1 2016 Results
All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold
WORLD GOLD COUNCIL INDUSTRY STANDARD
Figures are in US dollar million unless otherwise stated
Total Group
Operations
South
Africa
Region
West Africa Region
South
America
Region
Ghana
Peru
UNITED STATES DOLLARS
South Deep
Total
Tarkwa                 Damang
Cerro
Corona
All-in sustaining costs
Six months to June 2016
(1,010.5)
(172.2)
(362.1)
(271.6)                 (90.5)
(32.7)
(per table on page 20)
Six months to Dec 2015
(1,030.2)

(151.8) (360.0)
(245.4)               (114.8)
(81.6)
Six months to June 2015
(1,083.4)
(143.3)
(430.6)
(323.0)               (107.6)
(32.5)
Add back by-product credits
Six months to June 2016
57.1
0.2
1.4                     1.4
-
54.8
Six months to Dec 2015
53.8 0.3
4.6                     4.6
-
48.3
Six months to June 2015
66.9 0.1
0.9                     0.9
-
65.6
All-in sustaining costs gross
Six months to June 2016

(1,067.5)
(172.4)
(365.3)               (272.9)               (90.5)
(87.5)
of by-product credits
Six months to Dec 2015
(1,084.1) (152.1)
(364.6)               (250.0)             (114.8)
(129.9)
Six months to June 2015
(1,150.3) (143.4)
(431.5)               (323.9)             (107.6)
(98.0)
Gold equivalent ounces sold
Six months to June 2016
1,071.7
140.0
345.5                 273.5                  71.9
120.1
Six months to Dec 2015
1,162.3 123.1
381.4                 294.1                  87.3
146.1
Six months to June 2015
1,071.0 75.0
372.5                 292.0                  80.5
147.2
AISC gross of by-product
Six months to June 2016
996
1,231
1,052                    998
1,260
728
credits per equivalent ounce
Six months to Dec 2015
933 1,236
956                   850
1,314
889
of gold – US$/eq oz
Six months to June 2015
1,074 1,913
1,158                 1,109                1,336
666
All-in costs
Six months to June 2016
(1,042.8)
(176.1)
(362.1)
(271.6)                (90.5)
(32.7)
(per table on page 20)
Six months to Dec 2015
(1,044.8) (157.4) (360.0)
(245.4)              (114.8)
(81.6)
Six months to June 2015
(1,109.0)

(151.4) (430.6)
(323.0)              (107.6)
(32.5)
Add back by-product credits
Six months to June 2016
57.1
0.2
1.4                     1.4
-
54.8
Six months to Dec 2015
53.8 0.3
4.6                     4.6
-
48.3
Six months to June 2015
66.9 0.1
0.9                     0.9
-
65.5
All-in costs gross of
Six months to June 2016
(1,099.9)
(176.3)
(363.5)               (272.9)                (90.5)
(87.5)
by-product credits
Six months to Dec 2015
(1,098.7) (157.7)
(364.6)               (250.0)              (114.8)
(129.9)
Six months to June 2015
(1,175.9) (151.5)
(431.5)               (323.9)              (107.6)
(98.0)
Gold equivalent ounces sold
Six months to June 2016
1,071.7
140.0
345.5                  273.5                   71.9
120.1
Six months to Dec 2015
1,162.3 123.1
381.4                  294.1                   87.3
146.1
Six months to June 2015
1,071.0 75.0
372.5                  292.0                   80.5
147.2
AIC gross of by-product
Six months to June 2016
1,026
1,259
1,052                     998
1,260
728
credits per equivalent ounce
Six months to Dec 2015
945 1,281
956                    850
1,314
889
of gold – US$/eq oz
Six months to June 2015
1,098 2,021
1,158                 1,109                  1,336
666

Gold Fields H1 2016 Results

All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold
WORLD GOLD COUNCIL INDUSTRY STANDARD
Figures are in US dollar million unless otherwise stated
Australia Region
Corporate
and
projects
Australia
UNITED STATES DOLLARS
Total
St Ives
Agnew/
Lawlers
Darlot             Granny Smith
All-in sustaining costs
Six months to June 2016
(432.5)
(160.9)              (116.7)                (42.3)                       (112.6)
(11.0)
(per table on page 21)
Six months to Dec 2015
(429.0)
(157.4)              (113.3)                (43.1)                       (114.3)
(7.4)
Six months to June 2015
(471.8)
(202.7)              (113.5)                (39.9)                       (115.7)
(5.4)
Add back by-product credits
Six months to June 2016
0.6                      0.3                     0.1                    0.1
-
-
Six months to Dec 2015
0.6
0.2                    0.2                    0.2                             0.1
-
Six months to June 2015
0.4
0.3                    0.1
-                                 -
-
All-in sustaining costs gross
Six months to June 2016
(433.1)                (161.2)              (116.8)                (42.5)                        (112.6)
(11.0)
of by-product credits
Six months to Dec 2015
(429.6)                 (157.6)             (113.5)                (43.2)                        (114.4)
(7.4)
Six months to June 2015
(472.2)
(203.0)              (113.6)                (39.9)                        (115.7)
(5.4)
Gold equivalent ounces sold
Six months to June 2016
466.1
175.9                 109.3                  37.2                            143.7
-
Six months to Dec 2015
511.7                   184.0                123.2                  49.9                            154.5
-
Six months to June 2015
476.4                   187.9                113.4                  28.5                            146.6
-
AISC gross of by-product
Six months to June 2016
929
917
1,069              1,143                               783
-
credits per equivalent ounce
Six months to Dec 2015
840 857
921                 866                                740
-
of gold – US$/eq oz
Six months to June 2015
991                  1,080                   1,002             1,400                                789
-
All-in costs
Six months to June 2016
(432.5)
(160.9)                 (116.7)           (42.3)                           (112.6)
(39.0)
(per table on page 21)
Six months to Dec 2015
(429.0)                (157.4)                 (113.3)           (43.1)                           (114.3)
(16.4)
Six months to June 2015
(471.8)
(202.7)                 (113.5)            (39.9)                           (115.7)
(22.9)
Add back by-product credits
Six months to June 2016
0.6
0.3                       0.1                 0.1                                     -
-
Six months to Dec 2015
0.6                       0.2                        0.2                0.2                                 0.1
-
Six months to June 2015
0.4                       0.3                        0.1
- - -
All-in costs gross of
Six months to June 2016
(433.1)
(161.2)                 (116.8)           (42.5)                            (112.6)
(39.0)
by-product credits
Six months to Dec 2015
(429.6)
(157.6)                 (113.5)           (43.2)                            (114.4)
(16.4)
Six months to June 2015
(472.2)                (203.0)                 (113.6)           (39.9)                            (115.7)
(22.9)
Gold equivalent ounces sold
Six months to June 2016
466.1
175.9                    109.3              37.2                              143.7
-
Six months to Dec 2015
511.7
184.0                    123.2              49.9                              154.5
-
Six months to June 2015
476.4
187.9                    113.4              28.5                              146.6
-
AIC gross of by-product
Six months to June 2016
929
917
1,069            1,143                                  783
-
credits per equivalent ounce
Six months to Dec 2015
840 857
921                866                                 740
-
of gold – US$/eq oz
Six months to June 2015
991 1,080
1,002             1,400                                 789
-

Gold Fields H1 2016 Results
Underground and surface
UNITED STATES DOLLARS,
IMPERIAL OUNCES WITH
METRIC TONNES AND GRADE
Total Mine
Operations
South
Africa
Region
West Africa Region
South
America
Region
Australia Region
Ghana
Peru
Australia
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
#
Agnew/
Lawlers
Darlot
Granny
Smith
Ore milled/treated (000 tonnes)
– underground
Six months to June 2016
2,583
750
-                -                      -
-
1,833             322                566             204                  741
ore Six months to Dec 2015 2,803 738 -                -                      - - 2,065             511                592             243                  719
Six months to June 2015
2,768 493 -                -                      - - 2,275             703                626             214                  731
– underground
Six months to June 2016
48
48
-                -                      -
-
-                 -                     -                   -                      -
waste Six months to Dec 2015 42 42
-                -                      -
-
-                 -                     -                   -                      -
Six months to June 2015 9 9
-                -                      -
-
-                 -                     -                   -                      -
– surface ore
Six months to June 2016
14,330
346
8,807        6,797              2,010
3,526
1,651          1,625
-
26
-
Six months to Dec 2015 13,836 156
8,899        6,714              2,185
3,480
1,301          1,300
- - 1
Six months to June 2015 13,556 58
8,916         6,806             2,110
3,230
1,353          1,353
- - -
– total milled
Six months to June 2016
16,961
1,144
8,807         6,797             2,010
3,526
3,484          1,947                  566              230                741
Six months to Dec 2015 16,680 936
8,899         6,714             2,185
3,480
3,366          1,811                  592              243                720
Six months to June 2015 16,333 560
8,916         6,806             2,110
3,630
3,627          2,056                  626              214                731
Yield (grams per tonne)
– underground
Six months to June 2016
5.7
5.8
-                 -                     -
-
5.8            4.9                    6.0               5.5                6.0
ore Six months to Dec 2015 5.7 4.9 -                 -                     - - 6.1            4.6                    6.5               6.4                6.7
Six months to June 2015 5.2 4.7 -                 -                     - - 5.3            4.5                    5.6               4.1                6.2
– underground
Six months to June 2016
-
-
-                 -                     -
-
-               -                        -                   -                      -
waste Six months to Dec 2015 - - -                 -                     - - -               -                        -                   -                      -
Six months to June 2015 - - -                 -                     - - -               -                        -                   -                      -
– surface ore
Six months to June 2016
1.3
0.1
1.2             1.3                 1.1
1.1
2.4           2.4
-              1.5
-
Six months to Dec 2015 1.4 0.1 1.3             1.4                 1.2 1.3 2.6           2.6 - - -
Six months to June 2015 1.4 - 1.3             1.3                 1.2 1.4 1.8           1.8 - - -
– combined
Six months to June 2016
2.0
4.0
1.2             1.3                 1.1
1.1
4.2           2.8                     6.0                5.0                 6.0
Six months to Dec 2015 2.2 4.1 1.3             1.4                 1.2 1.3 4.7           3.2                     6.5                6.4                 6.7
Six months to June 2015 2.0 4.2 1.3             1.3                 1.2 1.4 4.1           2.8                     5.6                4.1                 6.2
Gold produced (000 ounces)
– underground
Six months to June 2016
479.1
138.3
-                -                     -
-
339.9           51.1
109.3               35.9
143.7
ore Six months to Dec 2015 525.7 122.4 -                -                     - - 403.4           75.7 123.2               49.9 154.5
Six months to June 2015 464.0 74.6 -                -                     - - 389.1         100.7                 113.4                28.5           146.6
– underground
Six months to June 2016
-
-
-                -                     -
-
-                -                        -                    -                    -
waste Six months to Dec 2015 - - -                -                     - - -                -                        -                    -                    -
Six months to June 2015 - - -                -                     - - -                -                        -                    -                    -
– surface ore
Six months to June 2016
600.0
0.9
345.5         273.5               71.9
127.5
126.1         124.8
-
1.2
-
Six months to Dec 2015 635.9 0.8 381.4          294.1              87.3 145.5 108.3         108.3 - - -
Six months to June 2015 610.0 0.2 372.5          292.0              80.5 150.2 87.2                 -                       -                       -                  -
– total
Six months to June 2016
1,079.1
140.0
345.5          273.5              71.9
127.5
466.1          175.9              109.3               37.2           143.7
Six months to Dec 2015 1,161.6 123.1 381.4          294.1              87.3 145.5 511.7          184.0              123.2               49.9           154.5
Six months to June 2015 1,074.0 75.0 372.5          292.0              80.5 150.2 476.4          187.9              113.4               28.5           146.6
Operating costs (dollar per tonne)
– underground
Six months to June 2016
124
159
-                   -                   -
-
105              83
119
144                 93
Six months to Dec 2015
118 168 -                   -                   -
- 100              78 117 126                 94
Six months to June 2015 126 224 -                   -                   - - 104              93 115 137                 94
– surface
Six months to June 2016
26
-
27                 24                36
19
40               40                     -                  42                   -
Six months to Dec 2015 28 2 29                 25                42 21 43               43                     -                     -                   -
Six months to June 2015 27 - 29                 25                44 22 25               25                     -                     -                   -
– total
Six months to June 2016
41
111
27                 24                36
19
74               47
119
133                 93
Six months to Dec 2015 43 132 29                 25                42 21 78               53 117 126                 94
Six months to June 2015 44 201 29                 25                44 22 75               48 117 137                 94
#
Six months ended June 2016 includes 400 ounces at St Ives, from rinsing inventory at the heap leach operations.

Gold Fields H1 2016 Results

Review of operations
Quarter ended June 2016 compared with
quarter ended 31 March 2016
South Africa region
South Deep Project
June
2016
March
2016
Gold produced
000’oz
76.5
63.6
kg
2,378
1,978
Yield – underground reef
g/t
5.66
5.91
AISC
R/kg
615,697
600,563
US$/oz
1,268
1,183
AIC
R/kg
627,233
616,706
US$/oz
1,293
1,215
Gold production increased by 20 per cent from 1,978 kilograms
(63,600 ounces) in the March quarter to 2,378 kilograms (76,500 ounces) in the June quarter due to higher volumes.
Underground tonnes milled increased by 26 per cent from 332,000 tonnes in the March quarter to 418,000 tonnes in the June quarter.
Total tonnes milled increased by 11 per cent from 543,000 tonnes to 601,000 tonnes. Total tonnes milled in the June quarter included
24,000 tonnes of underground waste mined and 158,800 tonnes of surface tailings material compared with 23,000 tonnes of
underground waste mined and 187,500 tonnes of surface tailings material in the March quarter. Underground reef yield decreased by
4 per cent from 5.91 grams per tonne to 5.66 grams per tonne due to higher development tonnes mined in lower grade areas.
Development increased by 38 per cent from 1,292 metres in the
March quarter to 1,786 metres in the June quarter. New mine capital development (phase one, sub 95 level) increased by 6 per cent from
252 metres in the March quarter to 266 metres in the June quarter.
Development in the current mine areas in 95 level and above
increased by 46 per cent from 1,040 metres to 1,520 metres.
Destress mining decreased by 5 per cent from 10,158 square
metres in the March quarter to 9,687 square metres in the June quarter. High profile destress mining improved by 35 per cent from
4,517 square metres to 6,082 square metres. Low profile destress mining decreased by 36 per cent from 5,641 square metres to 3,605 square metres due to the strategic change in the mining method from low to high profile destress which commenced in the
September 2015 quarter. The high profile and low profile methods contributed 63 per cent and 37 per cent, respectively, to total destress. All low profile destress was completed subsequent to quarter-end.
The current mine (95 level and above) contributed 66 per cent of the ore tonnes in the June quarter, while the new mine (below 95 level)
contributed 34 per cent. The long-hole stoping method accounted for 39 per cent of total ore tonnes mined in the June quarter compared with 46 per cent in the March quarter. The decrease is due to the temporary loss of two drill rigs after a fall of ground incident.
Operating costs increased by 12 per cent from R924 million (US$59 million) to R1,034 million (US$69 million) mainly due to higher bonuses paid and consumable expenditure directly related to the higher production achieved. The electricity expenditure was higher than the previous quarter as a result of the start of the winter month tariffs in June 2016 and higher consumption related to the higher production achieved.
Capital expenditure increased by 60 per cent from R262 million
(US$17 million) to R420 million (US$28 million) as a result of higher spending on fleet and the purchase of mining accommodation for employees. As part of the fleet renewal strategy, 17 category 1 units were commissioned during H1 2016, with an additional 11 units to be commissioned during the remainder of 2016. In the past 18 months, we have commissioned 51 new category 1 units out of a total of 114 units.
Sustaining capital expenditure increased by 71 per cent from R230 million (US$15 million) in the March quarter to R393 million (US$26 million) in the June quarter due to additional fleet and the purchase of mining accommodation for employees. Non-sustaining capital expenditure decreased by 16 per cent from R32 million (US$2
million) in the March quarter to R27 million (US$2 million) in the June quarter.
All-in sustaining costs increased by 3 per cent from R600,563 per kilogram (US$1,183 per ounce) in the March quarter to R615,697 per kilogram (US$1,268 per ounce) in the June quarter mainly due to increased operating costs and higher sustaining capital
expenditure, partially offset by increased gold sold.
Total all-in cost increased by 2 per cent from R616,706 per kilogram
(US$1,215 per ounce) in the March quarter to R627,233 per
kilogram (US$1,293 per ounce) in the June quarter due to the same reasons as for all-in-sustaining costs.
West Africa region
GHANA
Tarkwa
June
2016
March
2016
Gold produced
000’oz
134.1
139.5
Yield
g/t
1.26
1.24
AISC and AIC
US$/oz
991
994
Gold production decreased by 4 per cent from 139,500 ounces in the March quarter to 134,100 ounces in the June quarter due to lower throughput as a result of unplanned downtime.
Total tonnes mined, including capital stripping, increased by 3 per cent from 25.3 million tonnes in the March quarter to 26.0 million tonnes in the June quarter mainly due to improved equipment
utilisation. Ore tonnes mined decreased by 6 per cent from 3.4 million tonnes to 3.2 million tonnes. Operational waste tonnes mined was similar at 8.6 million tonnes while capital waste tonnes mined increased by 7 per cent from 13.3 million tonnes to 14.2

Gold Fields H1 2016 Results
million tonnes. Grade mined decreased from 1.41 grams per tonne to 1.36 grams per tonne. The strip ratio increased from 6.6 to 7.0.
The CIL plant throughput decreased by 6 per cent from 3.50 million tonnes in the March quarter to 3.30 million tonnes in the June quarter due to unplanned downtime mainly due to power outages. Realised yield increased by 2 per cent from 1.24 grams per tonne to 1.26 grams per tonne due to higher feed grades processed as a result of blending.
Net operating costs, including gold-in-process movements, was similar at US$78 million.
Capital expenditure decreased by 10 per cent from US$48 million to
US$43 million mainly due to expenditure on mining fleet in the March quarter.
All-in sustaining costs and total all-in cost decreased marginally from
US$994 per ounce in the March quarter to US$991 per ounce in the
June quarter due to lower capital expenditure, partially offset by lower gold sold.
Damang
June
2016
March
2016
Gold produced 000’oz
30.2
41.7
Yield
g/t
0.97
1.25
AISC and AIC US$/oz
1,427
1,139
Gold production decreased by 28 per cent from 41,700 ounces in the March quarter to 30,200 ounces in the June quarter mainly due to lower tonnes processed and lower grades mined and processed.
Total tonnes mined, including capital stripping, increased by 15 per cent from 4.6 million tonnes in the March quarter to 5.3 million tonnes in the June quarter due to capital waste strip at Amoanda pit.
Ore tonnes mined decreased by 25 per cent from 0.8 million tonnes to 0.6 million tonnes. Total waste tonnes mined increased by 24 per cent from 3.8 million tonnes in the March quarter to 4.7 million tonnes in the June quarter. Head grade mined decreased by 6 per cent from 1.46 grams per tonne to 1.37 grams per tonne. The strip ratio increased from 4.5 to 8.1 due to capital waste strip at Amoanda pit.
Yield decreased by 22 per cent from 1.25 grams per tonne to 0.97 grams per tonne due to more low grade stockpiles processed. For the March quarter, 0.67 million tonnes of fresh ore and oxides were milled at an average grade of 1.56 grams per tonne and 0.37 million tonnes of stockpiles were milled at an average grade of 0.99 grams per tonne. This compared with 0.48 million tonnes of fresh ore and oxides milled at an average grade of 1.28 grams per tonne and 0.49 million tonnes of stockpiles milled at an average grade of 0.79 grams per tonne for the June quarter.
Tonnes processed decreased by 7 per cent from 1.04 million tonnes in the March quarter to 0.97 million tonnes in the June quarter mainly due to a tails line blockage which impacted production for 10 days caused by coarse grind and the fast settling nature of the ore.
Net operating costs, including gold-in-process movements,
decreased by 32 per cent from US$44 million to US$30 million, in line with lower ore tonnes mined.
Capital expenditure increased by 900 per cent from US$1 million to
US$10 million with the majority spent on capital stripping at
Amoanda pit.
All-in sustaining costs and total all-in cost increased by 25 per cent from US$1,139 per ounce in the March quarter to US$1,427 per ounce in the June quarter mainly due to higher capital expenditure and lower gold sold, partially offset by lower net operating costs.
South America region
PERU
Cerro Corona
June
2016
March
2016
Gold produced 000’oz
35.7
34.8
Copper produced tonnes
7,642
7,051
Total equivalent gold produced 000’eq oz
64.6
62.9
Total equivalent gold sold 000’eq oz
58.6
61.6
Yield – gold g/t
0.65
0.64
– copper per cent
0.45
0.42
– combined eq g/t
1.13
1.12
AISC and AIC US$/oz
599
386
AISC and AIC US$/eq oz
750
709
Gold price* US$/oz
1,252
1,167
Copper price* US$/t
4,742
4,656
* Average daily spot price for the period used to calculate total equivalent gold ounces produced.
Gold production increased by 3 per cent from 34,800 ounces in the
March quarter to 35,700 ounces in the June quarter. Copper
production increased by 8 per cent from 7,051 tonnes to 7,642 tonnes. Equivalent gold production increased by 3 per cent from
62,900 ounces to 64,600 ounces. The increase in gold and copper production was due to higher head grades treated, in line with the mining sequence and the planned production schedule for the June quarter. Gold head grade increased from 0.94 grams per tonne to
0.98 grams per tonne and copper head grade increased from 0.49 per cent to 0.51 per cent. Gold recoveries decreased from 68.5 per cent to 66.3 per cent and copper recoveries increased from 85.4 per cent to 88.0 per cent. As a result, gold yield increased from 0.64 grams per tonne to 0.65 grams per tonne and copper yield increased from 0.42 per cent to 0.45 per cent.
In the June quarter, concentrate with a payable content of 32,900 ounces of gold was sold at an average price of US$1,252 per ounce and 6,895 tonnes of copper was sold at an average price of
US$4,028 per tonne, net of treatment and refining charges. This compared with 33,939 ounces of gold sold at an average price of
US$1,133 per ounce and 6,982 tonnes of copper sold at an average price of US$3,847 per tonne, net of treatment and refining charges, in the March quarter.
Total tonnes mined decreased by 7 per cent from 3.91 million tonnes in the March quarter to 3.65 million tonnes in the June quarter. The

Gold Fields H1 2016 Results

lower tonnes mined in the June quarter were as a result of the lower waste mined in line with the mine sequence. Ore mined increased by 2 per cent from 1.76 million tonnes to 1.80 million tonnes.
Operational waste tonnes mined decreased by 14 per cent from 2.15 million tonnes to 1.85 million tonnes. The strip ratio decreased from
1.23 to 1.03 due to lower waste mined in the June quarter.
Ore processed increased by 2 per cent from 1.75 million tonnes in the March quarter to 1.78 million tonnes in the June quarter.
Net operating costs, including gold-in-process movements,
decreased by 9 per cent from US$33 million to US$30 million mainly due to US$7 million gold-in-process credit to cost in the June quarter compared with a US$1 million charge to cost in the March quarter.
Capital expenditure increased by 60 per cent from US$5 million to
US$8 million due to more construction activities at the tailings dam as a result of the dry season.
All-in sustaining costs and total all-in cost increased by 55 per cent from US$386 per ounce in the March quarter to US$599 per ounce in the June quarter mainly due to lower copper by-product credits and higher capital expenditure, partially offset by lower net operating costs. All-in sustaining costs and total all-in costs per equivalent ounce increased by 6 per cent from US$709 per equivalent ounce to US$750 per equivalent ounce mainly due to the same reasons as above.
Australia region
St Ives
June
2016
March
2016
Gold produced 000’oz
88.8
87.0
Yield – underground g/t
5.79
4.27
– surface g/t
2.42
2.49
– combined g/t
2.91
2.70
AISC and AIC A$/oz
1,311
1,182
US$/oz
976
852
* Heap leach produced nil ounces, rinsed from inventory (400 ounces was rinsed in the
March quarter).
Gold production increased by 2 per cent from 87,000 ounces in the
March quarter to 88,800 ounces in the June quarter.
Total tonnes mined decreased by 1 per cent from 11.2 million tonnes in the March quarter to 11.1 million tonnes in the June quarter.
At the underground operations, ore mined decreased by 15 per cent from 178,000 tonnes in the March quarter to 151,000 tonnes in the
June quarter due to the Athena mine closure in February. The reduced tonnes were partially offset by a 4 per cent increase in head grade from 5.29 grams per tonne to 5.52 grams per tonne.
At the open pit operations, total ore tonnes mined increased by 23 per cent from 844,000 tonnes in the March quarter to 1,035,000 tonnes in the June quarter. Grade mined decreased by 16 per cent from 2.72 grams per tonne to 2.29 grams per tonne. The increased tonnes and lower grade were primarily due to increased ore from A5 open pit which is now complete. Mining at A5 was undertaken to supplement production while the higher grade Neptune pit was being stripped.
Operational waste tonnes mined increased by 94 per cent from 1.6 million tonnes in the March quarter to 3.1 million tonnes in the June quarter. Capital waste tonnes mined decreased by 19 per cent from
8.6 million tonnes to 7.0 million tonnes. The strip ratio decreased from 12.1 to 9.6. Total material movements at the open pits
remained consistent at 11.1 million tonnes with a move from capital stripping to ore and waste movement as the A5 pit moved to
completion and the Neptune pit advanced into the early stages of ore production.
Throughput at the Lefroy mill decreased by 5 per cent from 997,000 tonnes in the March quarter to 950,000 ounces in the June quarter with the mill closed for the last week of the June quarter for the installation of a new electrical control block for the Sag mill. Yield increased from 2.70 grams per tonne to 2.91 grams per tonne due to a drawdown of gold-in-circuit in the June quarter as opposed to a build-up of gold-in-circuit in the March quarter. Gold production from the Lefroy mill increased from 86,600 ounces to 88,800 ounces.
Residual leaching and irrigation of the heap leach pad contributed
400 ounces to production in the March quarter. Residual leaching has now ceased being economic and the heap leach is being closed.
Net operating costs, including gold-in-process movements,
increased by 20 per cent from A$49 million (US$35 million) to A$59 million (US$44 million) mainly due to the transition from primarily pre-strip mining to operating waste and ore mining in the open pits.
Capital expenditure increased by 9 per cent from A$45 million
(US$33 million) to A$49 million (US$37 million) mainly due to acceleration of the exploration programme with expenditure
increasing from A$9 million (US$6 million) in the March quarter to
A$13 million (US$10 million) in the June quarter.
All-in sustaining costs and total all-in cost increased by 11 per cent from A$1,182 per ounce (US$852 per ounce) in the March quarter to A$1,311 per ounce (US$976 per ounce) in the June quarter due to higher net operating costs and capital expenditure, partially offset by increased gold sold.
Agnew/Lawlers
June
2016
March
2016
Gold produced 000’oz
57.2
52.1
Yield g/t
6.30
5.70
AISC and AIC A$/oz
1,383
1,536
US$/oz
1,034
1,106
Gold production increased by 10 per cent from 52,100 ounces in the
March quarter to 57,200 ounces in the June quarter.
Ore mined from underground increased by 11 per cent from 252,000 tonnes in the March quarter to 279,000 tonnes in the June quarter due to higher tonnes mined from New Holland. Head grade mined decreased marginally from 6.45 grams per tonne to 6.42 grams per tonne.

Gold Fields H1 2016 Results
Tonnes processed decreased by 1 per cent from 284,000 tonnes in the March quarter to 282,000 tonnes in the June quarter. The March quarter processing included net 32,000 tonnes of ore carried over from the December quarter but processed in the March quarter. The combined yield increased by 11 per cent from 5.70 grams per tonne to 6.30 grams per tonne due to lower grade ore mined in the
December quarter, but processed in the March quarter (as
described in the preceding sentence) and a drawdown of 2,600 ounces produced in the March quarter during the June quarter.
Net operating costs, including gold-in-process movements,
decreased by 2 per cent from A$48 million (US$35 million) to A$47 million (US$35 million) mainly due the cost improvement initiatives implemented across the site.
Capital expenditure was similar at A$27 million (US$20 million). The capital expenditure was primarily on capital development associated with opening up of the Fitzroy Bengal Hastings (FBH), Waroonga
North exploration drive and Cinderella ore body and on exploration across the site.
All-in sustaining costs and total all-in cost decreased by 10 per cent from A$1,536 per ounce (US$1,106 per ounce) in the March quarter to A$1,383 per ounce (US$1,034 per ounce) in the June quarter due to increased gold sold and lower net operating costs.
Darlot
June
2016
March
2016
Gold produced 000’oz
18.5
18.7
Yield g/t
4.42
5.84
AISC and AIC A$/oz
1,574
1,534
US$/oz
1,167
1,105
Gold production decreased marginally from 18,700 ounces in the
March quarter to 18,500 ounces in the June quarter due to lower grade mined.
Ore mined from underground increased by 4 per cent from 100,300 tonnes to 104,500 tonnes. Head grade mined decreased from 5.94 grams per tonne in the March quarter to 5.78 grams per tonne in the
June quarter. A further 20,000 tonnes at 0.87 grams per tonne were sourced from a surface oxide trial during the June quarter
contributing approximately 500 ounces to production. In the March quarter 5,600 tonnes of oxide material at 3.05 grams per tonne were processed adding approximately 500 ounces to production.
Tonnes processed increased by 30 per cent from 100,000 tonnes in the March quarter to 130,000 tonnes in the June quarter. The yield decreased by 24 per cent from 5.84 grams per tonne to 4.42 grams per tonne due to lower grade ore mined and a significantly larger but lower grade trial treatment of surface oxide ore in the June quarter.
Net operating costs, including gold-in-process movements,
decreased by 5 per cent from A$21 million (US$16 million) to A$20 million (US$15 million) mainly due to a decrease in mining costs.
Capital expenditure increased by 33 per cent from A$6 million (US$4 million) to A$8 million (US$6 million). Capital was mainly incurred on exploration and the commencement of development to the Oval ore body. The Oval ore body is a recent discovery which is expected to provide the primary ore feed in 2017 and into 2018. The Oval ore body extends the life of mine allowing Darlot to maintain its strategy of at least breaking even while it continues an aggressive
exploration program to secure its future as a Gold Fields franchise asset.
All-in sustaining costs and total all-in cost increased by 3 per cent from A$1,534 per ounce (US$1,105 per ounce) in the March quarter to A$1,574 per ounce (US$1,167 per ounce) in the June quarter due to higher capital expenditure, partially offset by lower net operating costs.
Granny Smith
June
2016
March
2016
Gold produced 000’oz
76.2
67.5
Yield g/t
6.51
5.56
AISC and AIC A$/oz
1,081
1,054
US$/oz
805
759
Gold production increased by 13 per cent from 67,500 ounces in the
March quarter to 76,200 ounces in the June quarter.
Ore mined from underground increased by 2 per cent from 378,000 tonnes to 385,000 tonnes. Head grade mined increased from 5.99 grams per tonne in the March quarter to 7.04 grams per tonne in the
June quarter. The increased grade was due to stoping activity returning to better grade areas of the mine with operating
development also advancing through higher grade zones than in the
March quarter.
Tonnes processed decreased by 4 per cent from 378,000 tonnes in the March quarter to 363,000 tonnes in the June quarter. A net
21,000 tonnes of ore mined in the June quarter is planned to be processed in the September quarter due to the campaign milling schedule. The yield increased by 17 per cent from 5.56 grams per tonne to 6.51 grams per tonne due to higher grades mined.
Net operating costs, including gold-in-process movements, were similar at A$46 million (US$34 million).
Capital expenditure increased by 55 per cent from A$20 million
(US$15 million) in the March quarter to A$31 million (US$23 million)
in the June quarter. The higher expenditure related to mine capital development, exploration and the sinking of the VR7 fresh air intake raise which will provide ventilation down to 100 level, the newest mining front. These projects accelerated during the June quarter after a slow start to the year.
All-in sustaining costs and total all-in cost increased by 3 per cent from A$1,054 per ounce (US$759 per ounce) in the March quarter to A$1,081 per ounce (US$805 per ounce) in the June quarter
mainly due to higher capital expenditure, partially offset by increased gold sold.

Gold Fields H1 2016 Results

Salient feature and cost benchmarks
Salient features and cost benchmarks for the quarters ended 30 June 2016, 31 March 2016 and 30 June 2015
UNITED STATES DOLLARS
Total Mine
Operations
South
Africa
Region
West Africa Region
South
America
Region
Ghana
Peru
South Deep
Total
Tarkwa                 Damang
Cerro
Corona
Operating Results
Ore milled/treated (000 tonnes)
June 2016
8,372
601
4,271
3,300                      971
1,775
March 2016
8,589
543
4,536
3,497                   1,039
1,751
June 2015
8,160
298
4,514
3,421                   1,093
1,633
Yield (grams per tonne)
June 2016
2.0
4.0
1.2
1.3                       1.0
1.1
March 2016
1.9
3.6
1.2
1.2                       1.2
1.1
June 2015
2.1
4.0
1.3                      1.4                        1.2
1.6
Gold produced (000 managed equivalent ounces)
June 2016
546.0
76.5
164.4
134.1                      30.2
64.6
March 2016
533.1
63.6
181.1
139.5                      41.7
62.9
June 2015
554.9
38.7
197.7                   156.2                      41.5
83.6
Gold sold (000 managed equivalent ounces)
June 2016
540.0
76.5
164.4
134.1                       30.2
58.6
March 2016
531.7
63.6
181.1
139.5                       41.7
61.6
June 2015
562.1
38.7
197.7                  156.2                       41.5
90.8
Net operating costs (dollar million)
June 2016
(335.6)
(68.7)
(108.4)
(78.2)                     (30.2)
(29.7)
March 2016
(331.0)
(58.5)
(121.6)
(78.0)                     (43.5)
(32.8)
June 2015
(382.2)
(58.5)
(136.4)
(86.6)                     (49.8)
(42.6)
Operating costs (dollar per tonne)
June 2016
42
114
26
24                          30
21
March 2016
40
108
29
25                          42
18
June 2015
44
196
29                        24                         44
23
All-in-sustaining costs (dollar per ounce)
June 2016
1,015
1,268
1,072
991                      1,427
599
March 2016
949
1,183
1,028
994                      1,139
386
June 2015
1,026
1,895
1,029                      938
1,370
381
Total all-in-cost (dollar per ounce)
June 2016
1,022
1,293
1,072
991                      1,427
599
March 2016
953
1,215
1,028
994                      1,139
386
June 2015
1,031
1,986
1,029                      938
1,370
381
Sustaining capital expenditure (dollar million)
June 2016
(173.0)
(25.8)
(53.7)
(43.4)                     (10.3)
(7.6)
March 2016
(139.1)
(14.6)
(48.5)
(47.8)                       (0.6)
(5.2)
June 2015
(154.8)
(13.0)
(52.3)
(48.2)                       (4.1)
(12.3)
Non-sustaining capital expenditure (dollar million)
June 2016
(1.9)
(1.9)
-
-                           -
-
March 2016
(2.0)
(2.0)
-
-                           -
-
June 2015
(3.5)
(3.5)
-
-                           -
-
Total capital expenditure (dollar million)
June 2016
(174.9)
(27.7)
(53.7)
(43.4)                    (10.3)
(7.6)
March 2016
(141.1)
(16.6)
(48.5)
(47.8)                      (0.6)
(5.2)
June 2015
(158.1)
(16.5)
(52.3)
(48.2)                      (4.1)
(12.3)
Average exchange rates were US$1 = R14.99, US$1 = R15.79 and US$1 = R12.06 for the June 2016, March 2016 and June 2015 quarters respectively.
Figures may not add as they are rounded independently.

Gold Fields H1 2016 Results
Salient feature and cost benchmarks
Salient features and cost benchmarks for the quarters ended 30 June 2016, 31 March 2016 and 30 June 2015
UNITED STATES DOLLARS
AUSTRALIAN DOLLARS
SOUTH
AFRICAN
RAND
Australia Region
Australia Region
South Africa
Region
Total
St Ives
Agnew/
Lawlers
Darlot
Granny
Smith
Total
St Ives
Agnew/
Lawlers
Darlot
Granny
Smith
South
Deep
Operating Results
Ore milled/treated
June 2016
1,725          950               282            130              363
1,725           950              282            130                363
601
(000 tonnes)
March 2016
1,759          997               284            100              378
1,759           997              284            100                378
543
June 2015
1,715          912               314            128              361
1,715           912              314            128                361
298
Yield
June 2016
4.3          2.9                 6.3             6.4              6.5
4.3            2.9               6.3             4.4                 6.5
4.0
(grams per tonne)
March 2016
4.0          2.7                 5.7             5.8              5.6
4.0            2.7               5.7             5.8                 5.6
3.6
June 2015
4.2          3.0                 5.3             4.2              6.4
4.2           3.0               5.3              4.2                 6.4
4.0
Gold produced
June 2016
240.7        88.8               57.2            18.5            76.2
240.7          88.8             57.2            18.5              76.2
2,378
(000 managed
March 2016
225.4        87.0               52.1            18.7            67.5
225.4           87.0             52.1           18.7              67.5
1,978
equivalent ounces)
June 2015
235.0        89.2               53.8            17.4            74.6
235.0           89.2             53.8           17.4              74.6
1,203
Gold sold
June 2016
240.7        88.8               57.2            18.5            76.2
240.7           88.8             57.2           18.5              76.2
2,378
(000 managed
March 2016
225.4        87.0               52.1            18.7            67.5
225.4           87.0             52.1           18.7               67.5
1,978
equivalent ounces)
June 2015
235.0        89.2               53.8            17.4            74.6
235.0           89.2              53.8          17.4               74.6
1,203
Net operating costs*
June 2016
(128.8)      (44.3)             (35.4)          (14.7)          (34.4)
(172.6)         (59.4)            (47.4)        (19.6)             (46.1)
(1,034.3)
(million)
March 2016
(118.1)      (35.1)             (34.6)          (15.5)          (32.9)
(163.9)         (48.8)            (48.0)        (21.4)             (45.6)
(924.3)
June 2015
(144.9)      (60.5)             (35.5)          (13.3)          (35.5)
(186.3)         (77.8)            (45.7)        (17.1)             (45.7)
(705.3)
Operating costs
June 2016
78          52
119
116           99
104              69               160           155                133
1,714
(dollar per tonne)
March 2016
71          43
119
155           86
98              59               164           215                120
1,702
June 2015
77          50
118
112           97
99               64              152            144               125
2,367
All-in-sustaining costs
June 2016
950        976
1,034
1,167         805
1,275           1,311           1,383        1,574            1,081
615,697
(dollar per ounce)
March 2016
904        852
1,106
1,105         759
1,254           1,182           1,536        1,534            1,054
600,563
June 2015
1,008     1,136                   1,077            1,164         770
1,288           1,454           1,357        1,500              989
734,784
Total all-in-cost
June 2016
950        976
1,034
1,167          805
1,275           1,311           1,383        1,574           1,081
627,233
(dollar per ounce)
March 2016
904        852
1,106
1,105          759
1,254           1,182           1,536        1,534           1,054
616,706
June 2015
1,008     1,136                 1,077          1,164          770
1,288           1,454           1,357        1,500              989
769,847
Sustaining capital*
June 2016
(85.9)     (36.6)                 (20.2)            (5.9)       (23.2)
(115.3)            (49.1)          (27.0)           (7.9)           (31.3)
(392.9)
(million)
March 2016
(70.8)      (32.7)                (19.6)            (4.0)       (14.5)
(98.2)            (45.4)           (27.2)          (5.6)           (20.1)
(230.1)
June 2015
(77.0)      (34.8)                (18.2)            (6.1)       (18.0)
(98.9)            (44.7)           (23.4)          (7.8)           (23.1)
(157.2)
Non-sustaining capital*
June 2016
-             -                        -                  -               -
-                    -                  -                -                   -
(27.4)
(million)
March 2016
-             -                        -                  -               -
-                    -                  -                -                   -
(31.9)
June 2015
-             -                        -                  -               -
-                    -                  -                -                   -
(42.8)
Total capital expenditure*
June 2016
(85.9)      (36.6)                (20.2)           (5.9)        (23.2)
(115.3)             (49.1)         (27.0)          (7.9)            (31.3)
(420.3)
(million)
March 2016
(70.8)      (32.7)                (19.6)           (4.0)        (14.5)
(98.2)             (45.4)         (27.2)          (5.6)            (20.1)
(262.0)
June 2015
(77.0)       (34.8)               (18.2)           (6.1)        (18.0)
(98.9)             (44.7)         (23.4)          (7.8)             (23.1)
(200.0)
Average exchange rates were US$1 = R14.99, US$1 = R15.79 and US$1 = R12.06 for the June 2016, March 2016 and June 2015 quarters respectively.
The Australian/US dollar exchange rates were A$1 = US$0.75, A$1 = US$0.72 and A$1 = US$0.78 for the June 2016, March 2016 and June 2015 quarters respectively.
Figures may not add as they are rounded independently.
* In local currency.

Gold Fields H1 2016 Results                 31
Underground and surface
UNITED STATES DOLLARS,
IMPERIAL OUNCES WITH
METRIC TONNES AND GRADE
Total Mine
Operations
South
Africa
Region
West Africa Region
South
America
Region
Australia Region
Ghana
Peru
Australia
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
#
Agnew/
Lawlers
Darlot
Granny
Smith
Ore milled/treated (000 tonnes)
– underground
June 2016
1,313
419
-               -                       -
-
894            139               282            110               363
ore March 2016 1,271 332 -               -                       - - 939            183               284              94               378
June 2015 1,380 268 -               -                       - - 1,112             308               314            128               361
– underground
June 2016
24
24
-               -                       -
-
-                -                    -                 -                   -
waste March 2016 23 23 -               -                       - - -                -                    -                 -                   -
June 2015 3 3 -               -                       - - -                -                    -                 -                   -
– surface ore
June 2016
7,035
158
4,271       3,300                   971
1,775
831
811                 -
20               -
March 2016 7,295 188 4,536       3,497                1,039 1,751 820 814                  -                  6                -
June 2015 6,777 27 4,514        3,421               1,093 1,633 604 604                 -                    -                -
– total milled
June 2016
8,372
601
4,271        3,300                  971
1,775
1,725               950             282              130            363
March 2016 8,589 543 4,536        3,497               1,039 1,751 1,759               997             284              100            378
June 2015
8,160 298
4,514        3,421               1,093
1,633 1,715               912             314              128            361
Yield (grams per tonne)
– underground
June 2016
5.9
5.7
-               -                       -
-
6.2               5.8               6.3               5.0             6.5
ore March 2016 5.4 5.9 -               -                       - -
5.4               4.3               5.7               6.0             5.6
June 2015 5.3 4.5 -               -                       - -
5.5               5.0               5.3               4.2             6.4
– underground
June 2016
-
-
-               -                       -
-
-                  -                   -                   -                -
waste March 2016 - - -               -                       - -
-                  -                   -                   -                -
June 2015 - - -               -                       - -
-                  -                   -                   -                -
– surface ore
June 2016
1.3
0.1
1.2           1.3                   1.0
1.1
2.4
2.4                   -
1.0               -
March 2016
1.3 0.1
1.2           1.2                   1.2
1.1 2.5
2.5                   -
3.3               -
June 2015 1.4 - 1.3           1.4                   1.2 1.6 2.1
2.1                   -                  -                 -
– combined
June 2016
2.0
4.0
1.2           1.3                   1.0
1.1
4.3               2.9                6.3             4.4              6.5
March 2016 1.9 3.6 1.2           1.2                   1.2 1.1
4.0               2.7                5.7              5.8             5.6
June 2015 2.1 4.0 1.3           1.4                   1.2 1.6
4.2               3.0                5.3              4.2             6.4
Gold produced (000 ounces)
– underground
June 2016
253.0
76.1
-               -                       -
-
177.0             25.8             57.2             17.8           76.2
ore March 2016 226.1 63.1
-               -                       -
-
163.0             25.2             52.1             18.1            67.5
June 2015 233.6 38.7
-               -                       -
-
194.9             49.2             53.8             17.4            74.6
– underground
June 2016
-
-
-               -                       -
-
-                  -                   -                   -                 -
waste March 2016 - - -               -                       - - -                  -                   -                   -                 -
June 2015 - - -               -                       - - -                  -                   -                   -                 -
– surface ore
June 2016
292.9
0.4
164.4        134.1                 30.3
64.6
63.6
63.0                   -
0.6               -
March 2016 307.0 0.5
181.1        139.5                 41.7
62.9 62.4
61.8                   -
0.6               -
June 2015 321.3 -
197.7        156.2                 41.5
83.6 40.0
40.0                   -                   -                 -
– total
June 2016
546.0
76.5
164.4        134.1                 30.3
64.6
240.6             88.8             57.2             18.5           76.2
March 2016 533.1 63.6
181.1        139.5                 41.7
62.9
225.4             87.0             52.1              18.7          67.5
June 2015 554.9 38.7
197.7        156.2                 41.5
83.6
235.0             89.2             53.8              17.4          74.6
Operating costs (dollar per tonne)
– underground
June 2016
128
155
-               -                        -
-
110              103              119               137             99
March 2016 120 159
-               -                        -
-
100                 91             119               159             86
June 2015 129 216
-               -                        -
-
107               110             118               112             97
– surface
June 2016
26
-
26            24                     30
21
42
43                   -
30               -
March 2016 27 -
29            25                     42
18 37
37                   -
84               -
June 2015 27 - 29            24                     44 23 19 19                   -                   -                -
– total
June 2016
42
114
26            24                     30
21
78                52              119              116             99
March 2016 40 108 29            25                     42 18 71                43              119              155             86
June 2015 44 196 29            24                     44 23 77                50              118              112             97
#
Quarter ended June 2016 includes nil ounces at St Ives, from rinsing inventory at the heap leach operations.

Corporate Secretary
Lucy Mokoka
Tel: +27 11 562 9719
Fax: +27 11 562 9829
e-mail: lucy.mokoka@goldfields.co.za
Registered office
JOHANNESBURG
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829
Office of the United Kingdom secretaries
LONDON
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
e-mail: general@corpserv.co.uk
American depository receipts transfer agent
Shareholder Correspondence should be mailed to
:
BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170
Overnight Correspondence should be sent to:
BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845
e-mail: shrrelations@cpushareownerservices.com

Phone Numbers
Tel: 888 269 2377 Domestic
Tel: 201 680 6825 Foreign
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
e-mail: avishkar.nagaser@goldfields.co.za
Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za
Transfer secretaries
SOUTH AFRICA
Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001
P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
UNITED KINGDOM
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
Overseas: +44 20 8639 5000
Fax: +44 20 8658 3430
e-mail:ssd@capitaregistrars.com
Calls cost 12p per minute plus your phone company's access charge.
If you are outside the United Kingdom, please call +44 371 664 0300.
Calls outside the United Kingdom will be charged at the applicable international rate.
The helpline is open between 9:00am – 5:30pm. Monday to Friday excluding public holidays in England and Wales.
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd
Website
WWW.GOLDFIELDS.COM
Listings
JSE / NYSE / GFI
SWX: GOLI
Directors
CA Carolus° (Chair) RP Menell° (Deputy Chair) NJ Holland* (Chief Executive Officer) PA Schmidt (Chief Financial Officer)
A Andani
#
° K Ansah
#
° TP Goodlace° AR Hill ° DMJ Ncube° SP Reidˆ° GM Wilson°
* British
#
Ghanaian Canadian ˆ Australian
° Independent Director Non-independent Director
Administration and corporate information

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 18 August 2016
By: /s/ Nicholas J. Holland
Name:         Nicholas J. Holland
Title:            Chief Executive Officer